2008 ANNUAL REPORT


DICK'S
SPORTING GOODS


SALES
(DOLLARS IN MILLIONS)
$2,109 $2,625 $3,888 $4,130
2004 2005 2006 2007 2008


NET INCOME[1]
(DOLLARS IN MILLIONS)
$74.5 $94.5 $112.6 $155.0 $138.9
2004 2005 2006 2007 2008


OPERATING MARGINS[2]
(PERCENTAGE)
6.2% 6.5% 6.3% 6.9% 5.8%
2004 2005 2006 2007 2008


GROSS PROFIT MARGINS
(PERCENTAGE)
27.8% 28.1% 28.8% 29.8% 28.7%
2004 2005 2006 2007 2008

FINANCIAL HIGHLIGHTS

Fiscal Year *(Dollars in thousands, except per share data)*	2008	2007	2006
Net sales	$ 4,130,128	$ 3,888,422	$ 3,114,162
Gross profit	1,184,049	1,158,063	896,699
Gross profit margin	28.7%	29.8%	28.8%
Selling, general and administrative expenses	928,170	870,415	682,625
Pre-opening expenses	16,272	18,831	16,364
Merger and integration costs	15,877	—	—
Impairment of goodwill and other intangible assets	164,255	—	—
Impairment of store assets	29,095	—	—
Income from operations	30,380	268,817	197,710
Net income (loss)	(35,094)	155,036	112,611
Adjusted net income[2]	$ 138,909	$ 155,036	$ 112,611
Diluted earnings (loss) per common share	$ (0.31)	$ 1.33	$ 1.02
Adjusted diluted earnings per common share[2]	$ 1.19	$ 1.33	$ 1.02
Diluted weighted average shares outstanding (in thousands)	111,662	116,504	110,790
Adjusted diluted weighted average shares outstanding (in thousands)	116,650	116,504	110,790
Total stockholders' equity	$ 895,582	$ 888,520	$ 620,550
EBITDA	$ 123,468	$ 343,869	$ 252,639
Adjusted EBITDA[3]	$ 327,947	$ 343,869	$ 252,639
Comparable store net sales increase (decrease) (Dick's stores)	(4.8%)	2.4%	6.0%
Store count (Dick's stores)	384	340	294

Diluted earnings applicable to common stockholders and diluted weighted average shares outstanding are adjusted for the two-for-one stock split, in the form of a stock dividend, which became effective October 19, 2007.

[1] Results exclude goodwill, other intangible and store asset impairment charges, merger and integration costs, and gain on sale of investment.

[2] Results exclude goodwill, other intangible and store asset impairment charges and merger and integration costs.

[3] Results exclude goodwill, other intangible and store asset impairment charges, merger and integration costs, and gain on sale of asset.

SHOWCASING OUR ENDURANCE

Dick's Sporting Goods is the largest and most profitable publicly held full-line sporting goods retailer in the nation. We operate 384 Dick's Sporting Goods stores in 39 states, 89 Golf Galaxy stores in 31 states, and 14 Chick's Sporting Goods stores in Southern California. Our success is based on the disciplined execution of our strategy: to deliver an extensive selection of authentic sporting goods in a specialty store environment. Over the years, our steady commitment to this strategy has enabled us to produce strong financial and operational performance, and to fuel our growth in a range of market environments. In 2008, we leveraged this momentum to deliver solid financial results and steady operational growth despite intensely challenging market conditions. We enter 2009 with a focus on continuing to showcase our endurance, by reinforcing Dick's Sporting Goods as the clear leader in 2009 and beyond.

OPPORTUNITIES FOR GROWTH

- Increase our presence and strengthen our leadership position within our industry
- Target key growth regions, including Florida, Texas and California
- Draw on our new distribution center in Atlanta, which gives us a total network capacity to service 670 stores
- Leverage opportunities to more than double the size of our chain within our existing footprint to at least 800 locations nationwide over the long term


Corporate Headquarters
Distribution Centers
Dick's Sporting Goods Stores 384
Golf Galaxy Stores 89
Chick's Sporting Goods Stores 14

CONSISTENT STORE GROWTH
(Dick's Sporting Goods Stores)


141
163
234
255
294
340
384
2002
2003
2004
2005
2006
2007
2008

OUR GOAL IS TO BE THE NUMBER ONE SPORTS AND FITNESS SPECIALTY RETAILER FOR ALL ATHLETES AND OUTDOOR ENTHUSIASTS, THROUGH THE RELENTLESS IMPROVEMENT OF EVERYTHING WE DO.

DEAR FELLOW **SHAREHOLDERS**

The course for the U.S. Open is always set up to be extremely difficult. Fairways are narrowed. The rough is five inches to six inches high. The greens are fast and run as high as 12 feet on the Stimpmeter. Just a few years back, the course was set up to be so difficult that the head of the USGA was asked if he was trying to embarrass the best golfers in the world. His response was simply, "No, just identify them."

This past year, the retail environment has been similar to the setup at the U.S. Open. The conditions have been extremely difficult but they have also provided an opportunity for the best retailers in the world to be identified.

As 2008 began, it became clear to everyone that what constituted a winning performance would be redefined and expectations would need to be reset. The year quickly became about liquidity as opposed to earnings as the most strategic and proactive companies were assessing their relationships with banks, suppliers, service providers, and even their own employees. We at Dick's Sporting Goods recognized the consumer slowdown early on and put into place a series of contingency plans that could be implemented quickly if business did not turn around. The backbone of these plans centered on a reduction in both inventory and expenses while working with our bank group to exercise $90 million of the $100 million accordion feature in our line of credit. All three of these tactics were implemented to support our strategy of maximizing liquidity during this economic crisis.

DISCIPLI


RUN
RUNNERS

In total, our overall sales increased 6% to $4.1 billion driven by the addition of 43 Dick's Sporting Goods stores, 10 Golf Galaxy stores, and 15 Chick's Sporting Good's stores, which were included for a full year of sales following our acquisition of the stores in November 2007. Despite a 4.8% decline in our full year comparable sales, we were able to end the year with no borrowings under our $440 million line of credit facility and reduce our average borrowings during the year by 20%.

To accomplish this, we had to be proactive and acknowledge that we were in a very different world. We worked with both our valued branded suppliers as well as our overseas manufacturing partners to reduce our inventory. At the end of the year, our inventory was down 13.9% on a consolidated basis and down 12.7% for Dick's Sporting Goods stores only. Our team was able to accomplish this monumental feat while still increasing our merchandise margin by 16 basis points and maintaining strong relationships with our key vendors. Our inventory level and the quality of that inventory allowed us to be in a position to take advantage of off-price opportunities from our suppliers and deliver great promotional values to our customers.

Our growth for the foreseeable future should be viewed as organic; although, we may look at opportunistic acquisitions as they become available. We ended the year with 384 Dick's Sporting Goods stores, 89 Golf Galaxy stores, and 14 Chick's Sporting Goods stores. During the year, we added 43 Dick's Sporting Goods stores, approximately 35% of which were in new markets while the balance helped fill in existing markets.

2008 MANAGEMENT TEAM

(left to right)

Jeffrey R. Hennion
Executive Vice President & Chief Marketing Officer

Lee J. Belitsky
Senior Vice President – Distribution & Transportation

Kathryn L. Sutter
Senior Vice President – Human Resources

Edward W. Stack
Chairman, Chief Executive Officer & President

Joseph H. Schmidt
Executive Vice President of Operations & Chief Operating Officer

Gwendolyn K. Manto
Executive Vice President & Chief Merchandising Officer

Matthew J. Lynch
Senior Vice President & Chief Information Officer

Timothy E. Kullman
Executive Vice President, Finance, Administration & Chief Financial Officer

ENDURANCE

We completed the consolidation of Golf Galaxy by closing the Minneapolis office and converting all of the operating and financial systems. Golf Galaxy is now fully integrated within our supply chain, and experienced Dick's Sporting Goods associates have been buying and marketing the Golf Galaxy product since November 2008. The Golf Galaxy business was off 7.7% on a comparable store sales basis for 2008, and, in the current environment, we expect the golf business will continue to be challenged as golf is a highly discretionary purchase. We expect to open only one new Golf Galaxy store in 2009 and may not open any in 2010.

The conversion process of 12 Chick's Sporting Goods stores located in Southern California is proceeding on schedule. We expect to complete the conversion by the end of the second quarter of 2009, and we continue to be very excited about these stores as this acquisition provided us with instant access to the important Southern California area. Although this area is among the hardest hit economically, we believe we have significant business opportunities in California.

We expect the tough economic conditions of 2008 to continue in 2009 and possibly into 2010. We will, however, continue to concentrate on our primary customer group of core athletes and outdoor enthusiasts; work with vendors to provide more exclusive products and better value to our customers; build our private brand program; and emphasize discipline and execution in everything we do.

As the U.S. Open provides the opportunity for the best golfers in the world to be identified as they perform in the toughest of conditions, we are confident these difficult times will provide the opportunity for Dick's Sporting Goods to continue to be identified as one of the world's best retailers.



Edward W. Stack
Chairman and Chief Executive Officer

2008 HIGHLIGHTS

PERFORMANCE

- **Delivered improved sales,** posting an increase of 6 percent over 2007
- **Strengthened our merchandise margin** by leveraging our growing purchasing power; improving inventory management and minimizing markdowns; and augmenting our private-label and private-brand programs
- **Fortified our balance sheet** by expanding our credit facility to $440 million, up from $350 million in 2007
- **Demonstrated our financial discipline** by ending 2008 with no borrowings on our revolving credit facility for the fourth consecutive year, and decreasing average borrowings for the year by 20 percent compared with 2007
- **Closed the year as the nation's largest full-line sporting goods retailer,** with $4.1 billion in sales, as well as the most profitable publicly held full-line sporting goods retailer in the nation

GROWTH

- **Opened 43 new Dick's Sporting Goods stores** that positioned us in new areas, and increased our presence in key regions, such as Florida and Texas
- **Expanded Golf Galaxy** by opening 10 new Golf Galaxy stores, ending the year with 89 Golf Galaxy stores in 31 states; and completed the integration of Golf Galaxy's headquarters into our own
- **Capitalized on our 2007 acquisition of Chick's Sporting Goods,** successfully converting our first Chick's Sporting Goods store into a Dick's Sporting Goods store
- **Opened a third distribution center** in Atlanta, increasing our total network capacity to service up to 670 stores

CORPORATE RESPONSIBILITY

Dick's Sporting Goods has long been committed to responsible corporate citizenship. This year, our Community Youth Program provided sports equipment to more than one million children across the nation through donations to a growing roster of youth organizations, both large and small. In 2008, we continued to feature the LIVESTRONG collection of apparel and footwear, developed by Nike and the Lance Armstrong Foundation to help raise funds for cancer research, and we introduced a LIVESTRONG-branded Dick's Sporting Goods Gift Card. We also continued our role as a corporate partner in Thanks and Giving, a fund-raising effort organized by St. Jude Children's Research Hospital.

We never stop looking for cures.
St. Jude Children's Research Hospital
ALSAC • Danny Thomas, Founder
Thanks and Giving
For any child. Ever.

LIVESTRONG


GOODS DICK'S

UNIQUE SHOPPING EXPERIENCE

At Dick's, our passion for sports is matched only by that of our customers. We recognize that these core athletes and outdoor enthusiasts want a sporting goods resource that is as committed to excellence as they are, so we employ an innovative store-within-a-store concept, which enables us to deliver a genuine specialty store experience across a wide range of pursuits. Through this concept, we unite several sports specialty stores – the Golf Pro Shop, the Lodge, the Fitness Center, Footwear, Team Sports and Athletic Apparel – under one roof. Each of our stores offers true specialty store benefits, including authentic merchandise, value-added services and highly trained sales associates. Together, they deliver the one-stop convenience, access to exclusive products, solid in-stock levels and exceptional purchasing power of a best-in-class retail chain. This winning combination makes Dick's the ultimate destination store for outdoor enthusiasts and athletes in every sport, in every season of the year.


DICK'S


INTRODUCING
TNP-T
COTTON IS THE
ENEMY
FEELS LIKE COTTON; PERFORMS LIKE UNDER ARMOUR.
UNDER ARMOUR
PERFORMANCE


MEN'S




GOLF SERVICES
CLUB REPAIRS & ADJUSTMENTS
CUSTOM CLUB FITTING


SPORTS TECHNOLOGY
GOLF • OUTDOOR • FITNESS • AUTO NAVIGATION


FOOTBALL
BASEBALL
THE NEW PROTOTYPE

AUTHENTIC MERCHANDISE

Serious athletes meet the challenge to play, train and compete in their sports all year long – and they count on Dick's to provide the authentic equipment, high-quality apparel and performance footwear they need for every activity in every type of climate. We carry an extensive range of merchandise for sports that are in season, as well as a vast assortment of products for off-season activities, so our customers always have access to the gear they require to stay in the game. And because we regularly refresh our merchandise line-up with technology-based product releases and exclusives from both national name brands and our own private brands, core athletes and outdoor enthusiasts continue to make Dick's their first stop – reinforcing the fact that Every Season Starts at Dick's.


Reebok
Reebok
ACCESSORIES
Reebok
Reebok




GOLF SERVICES
TaylorMade
TaylorMade
Callaway GOLF
Callaway GOLF
Callaway GOLF
Callaway GOLF
BURNER

THE GOLF PRO SHOP

For golfers, the ultimate challenge is the pursuit of improvement, and top-notch equipment can play an important role in their efforts. As a result, golf equipment manufacturers regularly unveil cutting-edge products designed to help players improve accuracy, increase distance and achieve greater consistency. As the largest specialty golf retailer in the nation, Dick's is often among the first-to-market with newly released golf merchandise from the industry's most respected manufacturers, including TaylorMade, Callaway, Titleist, Cobra, Foot Joy and Nike. We also offer a growing assortment of products under our Walter Hagen, Slazenger and MAXFLI brands, all of which are available exclusively at Dick's. Drawing on the extensive experience of our in-house golf professionals, our private brands continuously develop innovative, high-caliber equipment, apparel, shoes and accessories. Our Golf Pro Shop fulfills its mission of delivering an authentic specialty shop experience by offering the amenities serious golfers expect, including on-site PGA golf professionals, in-store simulators and putting greens, custom fittings, special order capabilities, and live broadcasts of golf tournaments and educational golf programming.


cobra
Titleist
NIKEGOLF
NIKEGOLF
Women's Golf

- Our assortment of golf merchandise includes high-quality apparel, outerwear and shoes, along with a broad selection of training devices and accessories.
- We offer golfers informed product guidance, combined with a convenient range of value-added services, including custom fitting, club repair and re-gripping.
- Dick's commitment to serving the needs of dedicated golfers is underscored by the fact that we are the single largest employer of PGA golf professionals in the nation.


THE LODGE

THE LODGE

Outdoor enthusiasts test their endurance against a range of variables, from changing terrain to the unpredictable forces of nature. For these athletes, the quality and reliability of their equipment is a vital factor that enables them to face the challenges of their sports, participate safely and achieve new heights. The Lodge at Dick's carries authentic merchandise from trusted brands, like Coleman, The North Face, Shimano, and Old Town Canoes & Kayaks, along with an extensive range of exclusive products from private-brands, including our popular Field & Stream line. We recognize that outdoor enthusiasts prefer to buy their equipment from professionals who have a genuine understanding of their needs, so we employ a specialized team of sales associates in The Lodge, many of whom are seasoned outdoor enthusiasts with direct experience in using our products. We demonstrate our belief that each of our specialty stores should have what it takes to stand on its own by providing a selection of value-added services, including rifle scope mounting, bore sighting, fishing line spooling and arrow cutting, as well as by offering on-site archery lanes where customers can test our products.


THE LODGE
THE LODGE
4 PERSON
3 SEASON
3 SEASON

- Our product assortment spans sports equipment, clothing, footwear and outerwear for a range of outdoor pursuits, from hunting and fishing, to camping, kayaking, and paintball.
- We feature some of the latest advances in technology, like high-performance apparel, binoculars, range finders and global positioning systems.
- We display our merchandise in a "good-better-best" format so that our customers can quickly evaluate the different price points and benefits of each product.


FITNESS
BIKES
CORE TRAINING HEADQUARTERS
CORE TRAINING
DICK'S
SOLE

FITNESS CENTER

Fitness enthusiasts never rest on their past accomplishments. Instead, day in and day out, they push themselves to set and conquer new goals. At Dick's Fitness Center, we understand this level of motivation, so we've created a complete fitness destination store. We stock an extensive selection of equipment for today's most popular fitness activities, from aerobic and cardio pursuits, to yoga and Pilates. Our assortment encompasses merchandise from the nation's leading fitness brands, including Bowflex and Everlast, and we collaborate with top manufacturers, like Sole and Horizon, to develop products that are exclusive to Dick's. We further demonstrate our deep commitment to fitness by employing certified fitness trainers who can offer advice and training tips, and help each customer select the right merchandise to realize his or her personal goals. We also streamline the shopping experience by employing bold signage that helps our customers to understand the various features and price distinctions of different products within each category.


SOLE
SOLE
IMAGE
CAP
EVERLAST
PROFESSIONAL
CORE TRAINING
ACCESSORIES
EVERLAST
FIT FOR LIFE
SOLE

- We simplify purchases of large equipment by offering home delivery and assembly, extended warranties and financing.
- We carry specialized accessories geared to help fitness buffs reach their personal best, including pedometers, heart-rate monitors, body-fat scales and training videos, along with high-caliber performance athletic apparel and footwear.
- Our dedicated cycle shop features bikes, accessories and riding apparel from top manufacturers like Diamondback, Mongoose, Iron Horse, Schwinn, Pearl Izumi and Bell Sports, as well as convenient services like assembly, safety inspections, custom fittings, repairs and tune-ups by certified bike technicians.


EVERY SEASON STARTS AT
DICK'S
SPORTING GOODS
DICK'S SPORTING GOODS
LEAVE NOTHING
FULL SPEED
RUNNING

FOOTWEAR

The performance footwear category has evolved dramatically in the past two decades, and today, it offers a vast selection of highly specialized shoes to meet the demands of virtually every sport and athletic pursuit. In Dick's Footwear store, we carry an extensive assortment of performance footwear, including the latest innovations from industry leaders like Nike, adidas, New Balance, Asics, Under Armour and more. Our product line-up ranges from cleats for baseball, football, soccer and lacrosse, to performance athletic wear for running, training and basketball. Many of these products unite advanced technology with next-generation materials to give athletes a competitive edge. We staff our Footwear stores with specially trained associates who understand the features and benefits of each new product so they can help customers select the best shoes for every sport, skill level and price point.



FOOTWEAR

- We work closely with top manufacturers in performance athletic footwear to offer our customers access to exclusive promotions, and unique products and styles.
- Each of our selling floors has an authentic in-store track where customers can "test run" the latest footwear products.
- We are often among the first-to-market with new product releases and we maintain a solid in-stock position so our customers can get the products they want in the sizes they need.


ADULT GLOVES
YOUTH GLOVES
FAST PITCH BATS
ADULT BATS
ATHLETES BATTLE
TAKE THE DISTANCE
CHANGE THE GAME

TEAM SPORTS

Team sports hold a universal appeal for athletes of all ages and skill levels, and many of today's players train and compete in their sports all year 'round. At Dick's, we manage our inventory to ensure that team players can replenish the equipment and apparel they need in every season of the year. We continuously stock gear for a wide range of sports, including baseball, softball, soccer, basketball, football, hockey and lacrosse. We recognize that many of our team sports customers are youths, whose parents and coaches may be making purchases for them. We help them make the right decisions by using a "good-better-best" format that enables quick and accurate product comparisons. We also staff our stores with knowledgeable sales associates who can offer product guidance to players at every skill level. In 2008, we underscored our commitment to the team sports arena by forging sponsorships with Major League Soccer and Major League Lacrosse, as well as by becoming the Official Sporting Goods Retailer of Little League Baseball and Softball. As a result, we now provide discount coupons and equipment donations directly to Little League teams and coaches, and we function as a true Little League destination, hosting a variety of in-store events, from player registrations to instructional clinics.


EASTON
LEFT-HANDED GLOVES
SPECIALTY MITTS
BASEBALL
AIR SHOW ELITE FIELDING GLOVE
GAME READY DEFENSE

- We represent the industry's top manufacturers, including Nike, adidas, Under Armour, Wilson, Mizuno, Easton, Rawlings and Warrior.
- Our exclusive adidas baseball and Umbro soccer products leverage our relationships with industry leaders to provide Dick's customers with access to exciting new merchandise.
- Our ScoreCard Rewards Program offers loyal customers access to our Game On seasonal magazine, rewards saving certificates and regular members-only product previews, and savings events.


DICK'S
SCORECARD
REWARDS


APPLY TODAY
AND SAVE $20

ATHLETIC APPAREL

Serious athletes pursue their sports throughout the year, driving athletic apparel manufacturers to continuously develop new, high-technology garments that can help them perform at their peak. Dick's Athletic Apparel store carries a full assortment of specialized clothing for men, women and children to use across a spectrum of sports and athletic activities in every season. We take great care to stock garments that not only look great, but also provide clear, high-performance benefits, from helping athletes regulate their body temperatures in extreme climates, to enabling them to manage the challenges of a wide range of activities and conditions. Our assortment encompasses the latest sports apparel from the nation's premier manufacturers, including Under Armour, Nike, Reebok and more. We further work with these manufacturers to produce exclusive product offerings, many of which incorporate next-generation fabrics and technologies.


"THE FUTURE IS OURS"
THE NEW PROTOTYPE
PRO SHOP
COTTON IS THE ENEMY
UNDER ARMOUR

- Many of our associates are sports enthusiasts who can help our customers quickly zero in on the right garments for their particular sport.
- We offer a wide array of garments that combine science and sports technology to help our customers deliver peak performance.
- Our Athletic Apparel shop features an assortment of specialized Women's clothing for virtually every athletic pursuit, from team sports and outdoor activities, to cycling and fitness, to a growing range of "extreme" sports.

MOVING AHEAD

Dick's is moving ahead with determination. While we expect the difficult economic environment to persist in 2009, we are firmly positioned to meet the challenges ahead. We have a powerful brand that is recognized by consumers across the nation as a symbol of authentic sporting goods merchandise. We have strong relationships with the industry's leading sporting goods manufacturers. We have a solid balance sheet, proven store operation skills, a highly experienced management team, and skilled employees. Moreover, we operate in a highly fragmented industry that we believe offers attractive growth opportunities for us.

We will continue to direct our focus on lowering expenses and tightening inventory management controls. We will work to increase our operating margins by building our private brands and leveraging our relationships with leading vendors. We will continue to seek growth opportunities that can yield meaningful, long-term results for our shareholders. And, we will maintain the tradition of excellence in execution that has become our Company's hallmark. We are confident that these measures will enable Dick's Sporting Goods to meet the challenges of the current economic environment and to fortify our position as the clear leader in the sporting goods industry.

CREATING THE CAPACITY TO GROW

2005

Introduced our transportation and warehouse management system, a highly scaleable supply chain platform geared to drive productivity and improve supply chain response times:

- Implemented the transportation management segment centrally
- Implemented the warehouse management segment in our Plainfield, Indiana distribution center

Applied new reporting processes to provide our merchandising organization with more detailed and timely data

2006

Completed the expansion of our distribution center in Plainfield, Indiana, increasing our total network capacity to service 460 stores

Launched a redesigned website that delivers enhanced features and an improved customer experience

2007

Acquired Golf Galaxy, a specialty golf leader, which today operates 89 stores in 31 states

Acquired Chick's Sporting Goods, a specialty sporting goods chain, which today operates 14 stores in Southern California

Announced plans for a third distribution center in Atlanta

2008

Opened the third distribution center in Atlanta, increasing our total network capacity to service 670 stores

Enhanced our point-of-sale system to expedite transactions, create new efficiencies and gather customer data for future marketing use

Integrated Golf Galaxy's headquarters into our own, creating new synergies


DICK'S
SPORTING GOODS
Corporate Headquarters

2008 FINANCIAL REPORT

Five-Year Financial Summary

Fiscal Year	2008[1]	2007[1]	2006[1]	2005	2004
(Dollars in thousands, except per share and sales per square foot data)					
Statement of Income Data:					
Net sales	$ 4,130,128	$ 3,888,422	$ 3,114,162	$ 2,624,987	$ 2,109,399
Cost of goods sold [2]	2,946,079	2,730,359	2,217,463	1,887,347	1,522,873
Gross profit	1,184,049	1,158,063	896,699	737,640	586,526
Selling, general and administrative expenses	928,170	870,415	682,625	556,320	443,776
Impairment of goodwill and other intangible assets [3]	164,255	—	—	—	—
Impairment of store assets [3]	29,095	—	—	—	—
Merger integration and store closing costs	15,877	—	—	37,790	20,336
Pre-opening expenses	16,272	18,831	16,364	10,781	11,545
Income from operations	30,380	268,817	197,710	132,749	110,869
Gain on sale of non-cash investment [4]	—	—	—	(1,844)	(10,981)
Gain on sale of asset [4]	(2,356)	—	—	—	—
Interest expense, net	10,963	11,290	10,025	12,959	8,009
Other income	—	—	—	—	(1,000)
Income before income taxes	21,773	257,527	187,685	121,634	114,841
Provision for income taxes	56,867	102,491	75,074	48,654	45,936
Net (loss) income	**$ (35,094)**	**$ 155,036**	**$ 112,611**	**$ 72,980**	**$ 68,905**
Earnings per Common Share [5]:					
Net (loss) income per common share — Basic	$ (0.31)	$ 1.42	$ 1.10	$ 0.73	$ 0.72
Net (loss) income per common share — Diluted	$ (0.31)	$ 1.33	$ 1.02	$ 0.68	$ 0.65
Weighted average number of common shares outstanding (in thousands):					
Basic	111,662	109,383	102,512	99,584	95,956
Diluted	111,662	116,504	110,790	107,958	105,842
Store Data:					
Comparable store net sales (decrease) increase [6]	(4.8%)	2.4%	6.0%	2.6%	2.6%
Number of stores at end of period [7]	487	434	294	255	234
Total square feet at end of period [7]	23,592,850	21,084,292	16,724,171	14,650,459	13,514,869
Net sales per square foot [8]	$ 186	$ 196	$ 197	$ 188	$ 195
Other Data:					
Gross profit margin	28.7%	29.8%	28.8%	28.1%	27.8%
Selling, general and administrative percentage of net sales	22.5%	22.4%	21.9%	21.2%	21.0%
Operating margin	0.7%	6.9%	6.3%	5.1%	5.3%
Inventory turnover [9]	3.06x	3.22x	3.34x	3.42x	3.56x
Depreciation and amortization	$ 90,732	$ 75,052	$ 54,929	$ 49,861	$ 37,621
Balance Sheet Data:					
Inventories	$ 854,771	$ 887,364	$ 641,464	$ 535,698	$ 457,618
Working capital [10]	$ 434,389	$ 307,746	$ 304,796	$ 142,748	$ 128,388
Total assets	$ 1,966,524	$ 2,035,635	$ 1,524,265	$ 1,187,789	$ 1,085,048
Total debt including capital lease obligations	$ 181,864	$ 181,435	$ 181,017	$ 181,201	$ 258,004
Retained earnings	$ 433,880	$ 468,974	$ 315,453	$ 202,842	$ 129,862
Total stockholders' equity	$ 895,582	$ 888,520	$ 620,550	$ 414,793	$ 313,667

[1] In the first quarter of fiscal 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("123(R)"), requiring us to recognize expense related to the fair value of our stock-based compensation awards. We elected the modified prospective transition method as permitted by SFAS No. 123(R) and, accordingly, financial results for years prior to fiscal 2006 have not been restated. Pre-tax stock-based compensation expense in fiscal 2008, 2007 and 2006 was $25.6 million, $29.0 million and $24.3 million, respectively.

[2] Cost of goods sold includes the cost of merchandise, occupancy, freight and distribution costs, and shrink expense.

[3] In fiscal 2008, the Company recorded non-cash impairment charges of $164.3 million attributable to the impairment of Golf Galaxy's goodwill and other intangible assets. The Company also recorded non-cash impairment charges of $29.1 million in connection with certain underperforming Dick's Sporting Goods, Golf Galaxy and Chick's Sporting Goods stores.

[4] Gain on sale of investment resulted from the sale of a portion of the Company's non-cash investment in its third-party Internet commerce service provider. We converted to an equity ownership in that provider in lieu of royalties until Internet sales reached a predefined amount that resulted in this non-cash investment. Gain on sale of asset resulted from the Company exercising a buyout option on an aircraft lease and subsequently selling the aircraft.

[5] Earnings per share data gives effect to two-for-one stock splits effected in October 2007 and April 2004.

[6] Comparable store sales begin in a store's 14th full month of operations after its grand opening. Comparable store sales are for stores that opened at least 13 months prior to the beginning of the period noted. Stores that were closed or relocated during the applicable period have been excluded from comparable store sales. Each relocated store is returned to the comparable store base after its 14th full month of operations. The Golf Galaxy stores will be included in the full year comparable store base beginning in fiscal 2009.

[7] The store count and square footage amounts include Golf Galaxy and Chick's for fiscal 2008 and 2007.

[8] Calculated using net sales and gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 18% of total store space in our Dick's stores.

[9] Calculated as cost of goods sold divided by the average monthly ending inventories of the last 13 months.

[10] Defined as current assets less current liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial and Other Data" and our consolidated financial statements and related notes appearing elsewhere in this report. This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. *See page 37 – "Forward Looking Statements".*

Overview

Dick's is an authentic full-line sporting goods retailer offering a broad assortment of brand name sporting goods equipment, apparel and footwear in a specialty store environment. On February 13, 2007, the Company acquired Golf Galaxy by means of merger of our wholly-owned subsidiary with and into Golf Galaxy. On November 30, 2007, the Company completed its acquisition of Chick's Sporting Goods, Inc. The Consolidated Statements of Operations include the results of Golf Galaxy and Chick's for fiscal 2007 from their respective dates of acquisition.

As of January 31, 2009 we operated 384 Dick's stores, 89 Golf Galaxy stores and 14 Chick's stores, with approximately 23.6 million square feet, in 42 states, the majority of which are located throughout the eastern half of the United States. On September 12, 2007, the Company's board of directors approved a two-for-one stock split of the Company's common stock and Class B common stock in the form of a stock dividend. The split was effected by issuing our stockholders of record as of September 28, 2007 one additional share of common stock for every share of common stock held, and one additional share of Class B common stock for every share of Class B common stock held. The applicable share and per share data for periods prior to fiscal 2007 included herein have been restated to give effect to this stock split.

The primary factors which historically influenced the Company's profitability and success have been its growth in the number of stores and selling square footage, its positive comparable store sales, and its strong gross profit margins. In the last five years, the Company has grown from 163 stores as of the end of fiscal 2003 to 487 stores as of the end of fiscal 2008, reflecting both organic growth and acquisitions. The Company continues to expand its presence through the opening of new stores although its rate of growth has decreased from the rate of growth experienced in earlier years reflecting the current economic conditions, lack of available real estate, the Company's larger size, its decision to adopt more manageable store growth goals and the more recent experience of negative same store sales.

Fiscal 2008 was a difficult operating environment for our industry due to numerous external factors weighing on specialty retail sales. The pressures on the consumer have intensified as unemployment has risen, equity markets have declined, and concerns about the broader economy have grown. These factors, combined with falling home prices and tight credit markets, suggest continued pressure on specialty retail consumers in the near term. The Company continues to see the greatest sales weakness in bigger ticket, discretionary purchases such as golf and exercise equipment, while the lodge business has benefited from higher gun and ammunition sales. However, since the balance of macroeconomic factors that impact the Company's business remains unfavorable, the Company will continue to take a cautious approach to ensure that it is well-positioned to capitalize on opportunities as they develop.

As a result, the Company has implemented numerous strategies to help it manage through these uncertain times, including remaining focused on reducing costs, conserving cash and managing inventories in line with sales trends. The Company has trimmed planned fiscal 2009 capital expenditures to approximately $60 million compared to $115 million in fiscal 2008, net of proceeds from sale leaseback transactions and allowances received from landlords. The Company believes its strong balance sheet, which includes $74.8 million in cash and cash equivalents, no outstanding borrowings under its $440 million Second Amended and Restated Credit Agreement ("Credit Agreement") and an inventory per square foot reduction of 13.9% compared to fiscal 2007 year end, increases its financial flexibility and further strengthens its ability to successfully manage through this economic crisis.

The Company expects to continue to generate positive cash flow to fund its operations and to take advantage of growth opportunities. The Company believes its existing Credit Agreement is sufficient to support its ongoing operations and future plans for fiscal 2009.

In order to monitor the Company's success, the Company's senior management monitors certain key performance indicators, including:

- *Comparable same store sales growth* – Fiscal 2008 comparable store sales decreased 4.8% compared to a 2.4% increase in fiscal 2007. The Company believes that its comparable stores sales performance was affected by numerous challenges including a difficult macroeconomic environment, declining consumer confidence resulting in lower than anticipated customer traffic and particularly cautious spending. Although the Company believes it has made noticeable progress in improving its merchandise offerings, the effect of those improvements have been hampered by the macroeconomic environment. The Company's current strategy is to target a general overall trend to return to positive comparable store sales growth; although it recognizes that it continues to be affected by many of these factors. The Company believes that its ability to realize such a general overall positive trend in comparable store sales will prove to be a key factor in achieving its targeted levels of earnings per share and continuing its store expansion program to an ultimate goal of at least 800 locations across the United States.
- *Positive operating cash flow* – The Company generated $159.8 million of cash flow from operations in fiscal 2008 compared with $262.8 million in fiscal 2007. Although operating cash flow decreased in the current fiscal year compared to last year, the Company believes it will generate positive operating cash flow, together with its other sources of liquidity, sufficient to fund the ongoing needs of the business. The Company believes that historically, a key strength of its business has been the ability to consistently generate positive cash flow from operations. Strong cash flow generation is critical to the future success of the Company, not only to support the general operating needs of the Company, but also to fund capital expenditures related to new store openings, relocations, expansions and remodels, costs associated with its corporate headquarters and its distribution centers, costs associated with continued improvement of information technology tools and costs associated with potential strategic acquisitions that may arise from time to time. See further discussion of the Company's cash flows in the Liquidity and Capital Resources section herein.
- *Quality of merchandise offerings* – To monitor and maintain acceptance of its merchandise offerings, the Company monitors sell-throughs, inventory turns, gross margins and markdown rates on a department and style level. This analysis helps the Company manage inventory receipts and markdowns to reduce cash flow requirements and deliver optimal gross margins by improving merchandise flow and establishing appropriate price points to minimize markdowns.
- *Cost reduction efforts* – The Company implemented numerous initiatives during fiscal 2008 aimed at maintaining tighter expense controls. These initiatives included optimizing the Company's overall advertising costs, costs associated with operating its stores and distribution centers as well as general and administrative costs. The Company has redirected a portion of its advertising costs to enhance consumer penetration by focusing on events, frequency, distribution, media types and sponsorships. The Company has adjusted store staffing levels and operating hours to reflect current and anticipated traffic levels and has focused on energy conservation programs to further lower store operating costs. Staffing adjustments at the Company's distribution centers, including the planned closure of the Conklin return to vendor facility in March 2009, have been made to reflect anticipated merchandise receipt volumes. The Company has also implemented various administrative cost reduction initiatives, including a freeze on corporate staffing levels other than those necessitated by our back office consolidation of recently acquired businesses, efforts to manage compensation related expenses and reducing travel and entertainment expenses.
- *Capital reduction efforts* – The Company expects to reduce its capital spending in fiscal 2009 to a projected target of $60 million compared to $115 million in fiscal 2008. The Company plans to scale back its store expansion program to approximately 20 stores during fiscal 2009. This level of store expansion is significantly lower than historical levels and is largely driven by the current economic conditions. The Company has created a capital appropriations committee to approve all capital expenditures in excess of certain amounts and to group and prioritize all capital projects between required, discretionary and strategic.

Executive Summary

The Company reported a net loss for the year ended January 31, 2009 of $35.1 million, or $0.31 per diluted share, which included impairment charges of $161.7 million, net of tax, or $1.45 per share, and merger and integration costs of $12.3 million, net of tax, or $0.11 per share, as compared to net income of $155.0 million and earnings per diluted share of $1.33 in 2007.

Net sales increased 6% to $4,130.1 million in 2008 from $3,888.4 million in 2007 due primarily to new store sales, which include Chick's Sporting Goods in fiscal 2008, partially offset by a comparable store sales decrease of 4.8%. Golf Galaxy is included in the Company's comparable store sales calculation beginning in the second quarter of 2008 and will be included in the full year comparable store sales calculation beginning in fiscal 2009.

Income from operations decreased 89% to $30.4 million in 2008, which included impairment charges of $193.4 million and merger and integration costs of $15.9 million, from $268.8 million in 2007.

As a percentage of sales, gross profit decreased to 28.67% in 2008 from 29.78% in 2007. The gross profit percentage decreased primarily due to a de-leverage of occupancy expenses resulting from the comparable store sales decline in the current year, lower vendor program income, partially offset by merchandise margin improvements across several of the Company's product categories.

Selling, general and administrative expenses increased by 9 basis points. The increase as a percentage of sales was due primarily to an increase in store payroll and other store costs that de-leveraged as a result of the comparable store sales decrease partially offset by decreases in advertising costs (18 basis points) and administrative costs, including payroll (45 basis points) as the Company took steps to reduce costs during a declining comparable store sales environment.

We ended the year with no borrowings on our line of credit and excess borrowing availability of $417.5 million.

Results of Operations

The following table presents for the periods indicated selected items in the Consolidated Statements of Operations as a percentage of the Company's net sales, as well as the basis point change in percentage of net sales from the prior year's period:

Fiscal Year	**2008[A]**	2007[A]	2006[A]	Basis Point Increase/ (Decrease) in Percentage of Net Sales from Prior Year 2007–2008[A]	Basis Point Increase/ (Decrease) in Percentage of Net Sales from Prior Year 2006–2007[A]
Net sales [1]	100.00%	100.00%	100.00%	N/A	N/A
Cost of goods sold, including occupancy and distribution costs [2]	71.33	70.22	71.21	111	(99)
Gross profit	28.67	29.78	28.79	(111)	99
Selling, general and administrative expenses [3]	22.47	22.38	21.92	9	46
Impairment of goodwill and other intangible assets [4]	3.98	—	—	398	—
Impairment of store assets [5]	0.70	—	—	70	—
Merger and integration costs [6]	0.38	—	—	38	—
Pre-opening expenses [7]	0.39	0.48	0.53	(9)	(5)
Income from operations	0.74	6.91	6.35	(617)	56
Gain on sale of asset [8]	(0.06)	—	—	(6)	—
Interest expense, net [9]	0.27	0.29	0.32	(2)	(3)
Income before income taxes	0.53	6.62	6.03	(609)	59
Provision for income taxes	1.38	2.64	2.41	(126)	23
Net (loss) income	**(0.85%)**	**3.99%**	**3.62%**	**(484)**	**37**

[A] Column does not add due to rounding.

[1] Revenue from retail sales is recognized at the point of sale, net of sales tax. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded. Revenue from gift cards and returned merchandise credits (collectively the "cards") are deferred and recognized upon the redemption of the cards. These cards have no expiration date. Income from unredeemed cards is recognized in the Consolidated Statements of Operations in selling, general and administrative expenses at the point at which redemption becomes remote. The Company performs an evaluation of the aging of the unredeemed cards, based on the elapsed time from the date of original issuance, to determine when redemption is remote.

[2] Cost of goods sold includes the cost of merchandise, inventory shrinkage, freight, distribution and store occupancy costs. Store occupancy costs include rent, common area maintenance charges, real estate and other asset based taxes, store maintenance, utilities, depreciation, fixture lease expenses and certain insurance expenses.

[3] Selling, general and administrative expenses include store and field support payroll and fringe benefits, advertising, bank card charges, information systems, marketing, legal, accounting, other store expenses and all expenses associated with operating the Company's corporate headquarters.

[4] Attributable to the impairment of Golf Galaxy's goodwill and other intangible assets.

[5] Impairment of store assets in connection with certain underperforming Dick's Sporting Goods, Golf Galaxy and Chick's Sporting Goods stores.

[6] Merger and integration costs primarily include duplicative administrative costs, severance and system conversion costs related to the operational consolidation of Golf Galaxy and Chick's Sporting Goods with the Company's pre-existing business.

[7] Pre-opening expenses consist primarily of rent, marketing, payroll and recruiting costs incurred prior to a new store opening.

[8] Gain on sale of asset resulted from the Company exercising a buyout option on an aircraft lease and subsequently selling the aircraft.

[9] Interest expense, net, results primarily from interest on our senior convertible notes and Credit Agreement borrowings partially offset by interest income.

Fiscal 2008 (52 weeks) Compared to Fiscal 2007 (52 weeks)

Net (Loss) Income The Company reported a net loss of $35.1 million in 2008, which included impairment charges of $161.7 million, net of tax or $1.45 per share, and merger and integration costs of $12.3 million, net of tax or $0.11 per share, from net income of $155.0 million in 2007.

Net Sales Net sales increased 6% to $4,130.1 million in 2008 from $3,888.4 million in 2007, due primarily to new store sales, which include Chick's Sporting Goods in fiscal 2008, partially offset by a comparable store sales decrease of 4.8%. Golf Galaxy is included in the Company's comparable store sales calculation beginning in the second quarter of 2008 and will be included in the full year comparable store sales calculation beginning in fiscal 2009.

The decrease in comparable store sales is mostly attributable to sales decreases in exercise, other footwear and golf equipment and accessories. These sales decreases were partially offset by increases in hunting, guns and outerwear and outerwear accessories.

The comparable store decrease was driven primarily by a decrease in transactions of approximately 4.4% and a decrease of approximately 0.4% in average unit retail price at Dick's Sporting Goods stores, reflecting declining consumer confidence that resulted in lower traffic and more cautious spending. Every 1% change in comparable store sales would have impacted fiscal 2008 earnings before income taxes by approximately $11 million.

Store Count During 2008, we opened 43 Dick's stores and ten Golf Galaxy stores, relocated one Dick's store and converted one Chick's Sporting Goods store to a Dick's Sporting Goods store, resulting in an ending store count of 487 stores, with approximately 23.6 million square feet, in 42 states.

Income from Operations Income from operations decreased 89% to $30.4 million in 2008, which included impairment charges of $193.4 million and merger and integration costs of $15.9 million, from $268.8 million in 2007.

Gross profit increased 2% to $1,184.0 million in 2008 from $1,158.1 million in 2007. As a percentage of sales, gross profit decreased 111 basis points in the current year. The 111 basis point decrease in gross profit is due primarily to a 124 basis point increase in occupancy expenses caused by the de-leverage related to the comparable store sales decline in the current year. Freight and distribution costs were consistent between years as the costs associated with the opening of a new distribution center in Atlanta, Georgia in the second quarter of 2008 were fully offset by initiatives to improve freight efficiencies. The gross profit decrease was partially offset by merchandise margin improvements across several of the Company's product categories (16 basis points).

Merchandise margin improvements were impacted by lower initial markups and higher markdowns to liquidate inventory and bring levels closer to the current sales trends. The Company's inventory per square foot declined 13.9% to $36.23 at January 31, 2009 compared to February 2, 2008. Every 10 basis point change in merchandise margin would have impacted fiscal 2008 earnings before income taxes by approximately $4 million.

Selling, general and administrative expenses increased to $928.2 million in 2008 from $870.4 million in 2007 due primarily to an increase in store count and continued investment in corporate and store infrastructure.

The 9 basis point increase over last year was due primarily to an increase in store payroll and other store costs that de-leveraged as a result of the comparable store sales decrease partially offset by decreases in advertising costs (18 basis points) and administrative costs, including payroll (45 basis points) as the Company took steps to reduce costs during a declining comparable store sales environment.

In 2008, the Company recorded an impairment charge related to goodwill and other intangible assets acquired in the Golf Galaxy acquisition of $164.3 million, before an income tax benefit of $20.4 million. The deterioration of the economy experienced during the fourth quarter of fiscal 2008, lower than expected full year 2008 operating results, projections that fiscal 2009 will be in line with fourth quarter 2008 business trends and significant uncertainty about when the economy will recover, caused significant changes to the projected cash flows of Golf Galaxy used in our goodwill test compared to those used in our Golf Galaxy goodwill test in fiscal 2007 and carried forward through our earlier considerations. As a result of the goodwill and trade name impairment tests, the Company concluded that the carrying amounts of the Golf Galaxy reporting unit exceeded its fair value. The goodwill impairment charge of $111.3 million was determined by comparing the carrying value of goodwill of Golf Galaxy with the implied fair value of goodwill of Golf Galaxy. The trade name impairment charge of $49.9 million, before an income tax benefit of $19.2 million, was determined by comparing the carrying value of the trade name with the estimated fair value of the trade name. The Company also recorded an impairment charge of $3.1 million, before an income tax benefit of $1.2 million, to reduce the carrying value of the customer list related to Golf Galaxy to its estimated fair value. No impairment charges were recorded during 2007.

In 2008, the Company recorded an impairment charge related to certain underperforming Dick's Sporting Goods, Golf Galaxy and Chick's stores totaling $29.1 million, before an income tax benefit of $11.3 million. The decline in sales performance during 2008 at these underperforming stores coupled with revised future projections, indicated that the carrying value of these stores exceeded their estimated fair values suggested by their estimated future cash flows.

The Company recorded $15.9 million of merger and integration costs during 2008. These costs were incurred to integrate the operations of Golf Galaxy and Chick's and included duplicative administrative costs, severance and system conversion costs related to the operational consolidation of Golf Galaxy and Chick's with Dick's pre-existing business.

Pre-opening expenses decreased by $2.5 million to $16.3 million in 2008 from $18.8 million in 2007. Pre-opening expenses were for the opening of 43 new Dick's stores and ten Golf Galaxy stores, as well as the relocation of one Dick's store in 2008 compared to the opening of 46 new Dick's and 16 Golf Galaxy stores and relocation of one store in 2007. Pre-opening expenses in any year fluctuate depending on the timing and number of store openings and relocations.

Gain on Sale of Asset The Company exercised its early buyout rights on an aircraft lease during the first quarter of fiscal 2008. The Company recognized a $2.4 million pre-tax gain on the subsequent sale of the aircraft.

Interest Expense, Net Interest expense, net, decreased by $0.3 million to $11.0 million in 2008 from $11.3 million in 2007 due primarily to costs related to the financing of both the Golf Galaxy and Chick's acquisitions during 2007. The Company ended fiscal 2008 with no outstanding borrowings under its Credit Agreement. The Company's average outstanding borrowings on our Credit Agreement decreased to $74.8 million from $94.2 million in 2008 compared to 2007. The average interest rate on the Credit Agreement decreased by 298 basis points compared to last year, primarily reflecting the decrease in LIBOR rates in the current year compared to last year as well as the reduction in applicable Credit Agreement interest rates charged to the Company that were amended in July 2007. Lower interest expense related to Credit Agreement borrowings was offset by higher interest expense totaling $2.0 million in fiscal 2008 compared to the fiscal 2007 due to overall stock market value declines which impacted the deferred compensation plan investment values.

Income Tax The Company's effective tax rate was 261.2% for the year ended January 31, 2009 as compared to 39.8% for the year ended February 2, 2008. This year's effective tax rate was primarily impacted by the non-deductible $111.3 goodwill impairment charge and by non-deductible executive separation costs that increased income tax expense by $2.5 million.

Fiscal 2007 (52 weeks) Compared to Fiscal 2006 (53 weeks)

Net Income Net income increased to $155.0 million in 2007 from $112.6 million in 2006. This represented an increase in diluted earnings per share of $0.31, or 30%, to $1.33 from $1.02. The increase in earnings was attributable to an increase in net sales and gross profit margin percentage, partially offset by an increase in selling, general and administrative expenses as a percentage of sales.

Net Sales Net sales increased 25% to $3,888.4 million in 2007 from $3,114.1 million in 2006. This increase included a comparable store sales increase of 2.4%, or $66.4 million on a 52 week to 52 week basis. The remaining increase results from the net addition of new Dick's stores in the preceding five quarters which were not included in the comparable store base and the inclusion of Golf Galaxy and Chick's during fiscal 2007 from their respective acquisition dates, partially offset by the inclusion of a 53rd week of sales in fiscal 2006.

The increase in comparable store sales was mostly attributable to sales increases in higher margin categories including outerwear, outerwear accessories, men's and women's athletic apparel and licensed merchandise, partially offset by lower sales of exercise equipment and kids athletic footwear driven by the Company's decision to exit the Heely's wheeled shoe business in 2007.

Store Count During 2007, we acquired 65 Golf Galaxy stores and 15 Chick's Sporting Goods stores. In addition, we opened 46 Dick's stores and 16 Golf Galaxy stores, relocated one Dick's store, and closed two Golf Galaxy stores, resulting in an ending store count of 434 stores, with approximately 21.1 million square feet, in 40 states.

Income from Operations Income from operations increased 36% to $268.8 million in 2007 from $197.7 million in 2006 due primarily to the increase in sales and gross profit margin, partially offset by an increase in selling, general and administrative costs.

Gross profit increased 29% to $1,158.1 million in 2007 from $896.7 million in 2006. As a percentage of net sales, gross profit increased to 29.78% in 2007 from 28.79% in 2006. The gross profit percentage increased primarily due to improved merchandise margins in the majority of the Company's product categories and lower freight and distribution costs as a percentage of sales (38 basis points) due to cost minimization practices at our distribution centers offset by higher occupancy costs as a percentage of sales (35 basis points) due to the leverage from higher sales in fiscal 2006 due to the 53rd week of sales.

Selling, general and administrative expenses increased to $870.4 million in 2007 from $682.6 million in 2006 due primarily to an increase in store count and continued investment in corporate and store infrastructure.

The 46 basis point increase over fiscal 2006 was due primarily to higher payroll and fringe related expenses related to bonus payments to employees (40 basis points), an increase in net advertising expense (3 basis points), and fiscal 2006 including a 53rd week of sales to offset fixed costs included in selling, general and administrative expense.

Pre-opening expenses increased by $2.4 million to $18.8 million in 2007 from $16.4 million in 2006. Pre-opening expenses were for the opening of 46 new Dick's stores and 16 Golf Galaxy stores, as well as the relocation of one Dick's store in 2007 compared to the opening of 39 new stores and relocation of two stores in 2006. Pre-opening expenses in any year fluctuate depending on the timing and number of store openings and relocations.

Interest Expense, Net Interest expense, net, increased by $1.3 million to $11.3 million in 2007 from $10.0 million in 2006 due primarily to costs related to the financing of both the Golf Galaxy and Chick's acquisitions during 2007. The Company ended fiscal 2007 with no outstanding borrowings under its Credit Agreement.

Liquidity and Capital Resources

Our primary capital requirements are for working capital, capital improvements and to support expansion plans, as well as for various investments in store remodeling, store fixtures and ongoing infrastructure improvements.

The change in cash and cash equivalents is as follows:

Fiscal Year Ended	**January 31, 2009**	February 2, 2008	February 3, 2007
Net cash provided by operating activities	$ 159,811	$ 262,834	$ 139,609
Net cash used in investing activities	(144,194)	(435,296)	(130,486)
Net cash provided by financing activities	9,048	86,693	90,255
Effect of exchange rate changes on cash	(135)	134	—
Net increase (decrease) in cash and cash equivalents	**$ 24,530**	**$ (85,635)**	**$ 99,378**

Operating Activities

Cash flow from operations is seasonal in our business. Typically, we use cash flow from operations to increase inventory in advance of peak selling seasons, with the pre-Christmas inventory increase being the largest. In the fourth quarter, inventory levels are reduced in connection with Christmas sales and this inventory reduction, combined with proportionately higher net income, typically producing significantly positive cash flow.

Cash provided by operating activities decreased by $103.0 million in 2008 to $159.8 million, as compared to $262.8 million in fiscal 2007. The $35.1 million net loss in 2008 included non-cash impairment charges of $164.3 million attributable to the impairment of Golf Galaxy's goodwill and other intangible assets and impairment charges of $29.1 million in connection with certain underperforming stores. The remaining decrease in cash provided by operating activities was due primarily to changes in income taxes payable and accounts payable, partially offset by changes in inventory levels.

Changes in Assets and Liabilities The primary factors contributing to the decrease in the change in assets and liabilities were the changes in income taxes payable and accounts payable, partially offset by a decrease in the change in inventory.

The decrease in the change in income taxes payable was primarily due to the timing of estimated tax payments, including the larger federal extension tax payment made in fiscal 2008 relating to fiscal 2007 than in previous years. Estimated tax payments made during 2008 were significantly larger than estimated payments made during 2007 due to the impact previous stock option exercises had on reducing 2007 estimated tax payments. The change in accounts payable and inventory is primarily due to a decrease in the procurement of merchandise in the Company's planned efforts to bring inventory levels closer to the sales trends in the fourth quarter of fiscal 2008. The Company believes that maintaining inventory levels in a manner consistent with sales trends will help preserve capital and stabilize gross margins in fiscal 2009.

Investing Activities

Cash used in investing activities decreased by $291.1 million, to $144.2 million as fiscal 2007 reflected payments for the purchase of Golf Galaxy of $222.2 million, net of $4.9 million cash acquired, and Chick's of $69.2 million. Gross capital expenditures used $191.4 million and sale-leaseback transactions generated proceeds of $44.9 million.

Purchases of property and equipment were $191.4 million in fiscal 2008, $172.4 million in fiscal 2007 and $163.0 million in fiscal 2006. Capital expenditures in fiscal 2008 relate primarily to the opening of new stores, information systems and administrative and distribution facilities. The Company generated proceeds from the sale and leaseback of property and equipment totaling $44.9 million, $28.4 million and $32.5 million in fiscal 2008, 2007 and 2006, respectively.

During 2008, we opened 43 Dick's stores, ten Golf Galaxy stores, relocated one Dick's store and converted one Chick's Sporting Goods store to a Dick's Sporting Goods store, compared to opening 46 Dick's and 16 Golf Galaxy stores and the relocation of one store during 2007. Sale-leaseback transactions covering store fixtures, buildings and information technology assets also have the effect of returning to the Company cash previously invested in these assets. There were no building sale-leasebacks during 2008, 2007 and 2006.

Financing Activities

Cash provided by financing activities typically consists of proceeds from construction allowances received prior to the completion of construction for stores where the Company is deemed the owner during the construction period, payments on the Company's debt obligations and capital leases, bank overdraft activity and transactions in the Company's common stock and the excess tax benefit from stock-based compensation. As stock option grants are exercised, the Company will continue to receive proceeds and a tax deduction; however, the amounts and the timing cannot be predicted.

Cash provided by financing activities decreased by $77.7 million to $9.0 million in fiscal 2008, as compared to $86.7 million in fiscal 2007. The decrease in cash provided by financing activities is primarily attributable to lower proceeds received from the exercise of stock options and lower excess tax benefits from stock-based compensation arrangements.

On July 27, 2007, the Company entered into a Fourth Amendment to its Credit Agreement that, among other things, extended the maturity of the Credit Agreement from July 2008 to July 2012, increased the potential Aggregate Revolving Credit Commitment, as defined in the Credit Agreement, from $350 million to a potential commitment of $450 million and reduced certain applicable interest rates and fees charged under the Credit Agreement.

On November 19, 2008, the Company entered into an Eighth Amendment to its Credit Agreement, the effect of which was to increase the aggregate revolving loan commitment by $90 million to a total of $440 million. To effectuate this increase, Wells Fargo Retail Finance and U.S. Bancorp were added as lenders under the Credit Agreement. The increase was sought to provide additional capacity in light of the economic environment.

The Company's liquidity and capital needs have generally been met by cash from operating activities, the proceeds from the convertible notes and borrowings under the Credit Agreement, including up to $75 million in the form of letters of credit. Borrowing availability under the Credit Agreement is generally limited to the lesser of 70% of the Company's eligible inventory or 85% of the Company's inventory's liquidation value, in each case net of specified reserves and less any letters of credit outstanding. Interest on outstanding indebtedness under the Credit Agreement currently accrues, at the Company's option, at a rate based on either (i) the prime corporate lending rate minus the applicable margin of 0.25% or (ii) the LIBOR rate plus the applicable margin of 0.75% to 1.50%. The applicable margins are based on the level of total borrowings during the prior three months. The Credit Agreement's term expires July 27, 2012.

There were no outstanding borrowings under the Credit Agreement as of January 31, 2009 or February 2, 2008. Total remaining borrowing capacity, after subtracting letters of credit as of January 31, 2009 and February 2, 2008 was $417.5 million and $333.2 million, respectively.

The Credit Agreement contains restrictions regarding the Company's and related subsidiaries' ability, among other things, to merge, consolidate or acquire non-subsidiary entities, to incur certain specified types of indebtedness or liens in excess of certain specified amounts, to pay cash dividends or make distributions on the Company's stock, to make certain investments or loans to other parties, or to engage in certain lending, borrowing or other commercial transactions with subsidiaries, affiliates or employees. Under the Credit Agreement, the Company may be obligated to maintain a fixed charge coverage ratio of not less than 1.0 to 1.0 in certain circumstances. The obligations of the Company under the Credit Agreement are secured by interests in substantially all of the Company's personal property excluding store and distribution center equipment and fixtures. As of January 31, 2009, the Company was in compliance with the terms of the Credit Agreement.

Cash flows generated by operations and funds available under the Company's Credit Agreement in 2009 are used to satisfy our capital requirements through fiscal 2009. Normal capital requirements are expected to consist primarily of capital expenditures related to the addition of new stores, remodeling of existing stores, enhanced information technology and improved distribution infrastructure. Currently, the Company plans to open 19 new Dick's stores, one new Golf Galaxy store and convert 12 Chick's Sporting Goods stores to Dick's Sporting Goods stores during fiscal 2009. The Company also plans to relocate one Dick's Sporting Goods store and three Golf Galaxy stores during fiscal 2009. The Company plans to lease all of its 2009 new stores. This level of store expansion is significantly lower than historical levels and is largely driven by the current economic conditions. Other new business opportunities or store expansion rates substantially in excess of those presently planned may require additional funding. The Company currently anticipates receiving landlord allowances at five of its planned 2009 new stores totaling approximately $20 million. The amount and timing of receipt of these allowances depend, among other things, upon the timing of new store construction and the ability of landlords to satisfy their contractual obligations.

The Company currently anticipates the completion of a new corporate headquarters building by January 2010. The building will be leased by the Company, and the project has been financed by the developer except for any project scope changes requested by the Company. The Company does not anticipate any material changes to the project scope and therefore does not anticipate any material cash requirements in 2009 related to the new corporate headquarters building.

The Company has created a capital appropriations committee to approve all capital expenditures in excess of certain amounts and to group and prioritize all capital projects between required, discretionary and strategic. While there can be no assurance that current expectations will be realized, the Company expects capital expenditures, net of deferred construction allowances and proceeds from sale leaseback transactions, to be approximately $60 million in 2009, including Golf Galaxy and Chick's capital expenditure requirements.

The Company believes that cash flows generated from operations and funds available under our Credit Agreement will be sufficient to satisfy our capital requirements through fiscal 2009. Other new business opportunities or store expansion rates substantially in excess of those presently planned may require additional funding.

In February 2004, the Company completed a private offering of $172.5 million issue price of senior unsecured convertible notes due 2024 ("Notes"). The Notes accrued interest at an annual rate of 2.375% of the issue price payable semi-annually on August 18th and February 18th of each year until February 18, 2009. After February 18, 2009, the Notes do not pay cash interest, but instead the initial principal amount of the Notes will accrete daily at an original issue discount rate of 2.625% per year, until maturity on February 18, 2024 (the "Maturity Date"), when a holder would receive $1,000 per Note.

The holders of the Notes had the right (the "Put Right") to cause the Company to purchase all or a portion of the Notes held by them in cash at a price of $676.25 per $1,000 of Principal Amount at Maturity, plus $8.030499 per $1,000 of Principal Amount at Maturity cash interest accrued (the "Purchase Price") on February 18, 2009 (the "Purchase Date"). Holders choosing to exercise the Put Right were required to deliver to the Company a notice of purchase by the close of business on February 17, 2009.

As of the Purchase Date, the Company's payment obligation with respect to those Notes that were submitted for purchase by the Company totaled $172,357,866 (or $254,873,000 of Principal Amount at Maturity), which $174,404,623 (including interest paid on the Notes that were not put for payment) was paid by the Company on February 18, 2009. The remaining amount of Notes outstanding following February 18, 2009 was $143,365 (represented as the accreted principal amount as of February 17, 2009 or $212,000 of Principal Amount at Maturity).

The remaining outstanding Notes will mature by their terms on the Maturity Date, unless earlier redeemed, converted or put to the Company. The Company issued a redemption notice in March 2009 and currently anticipates redeeming the remaining Notes on March 31, 2009, at a redemption price equal to the sum of the issue price, accreted original issue discount and accrued cash interest, if any. Holders of the Notes that remain outstanding have the ability at any time to convert the Notes in accordance with and the terms and formulas described, including the period after the Notes have been called for redemption by the Company.

Concurrently with the sale of the Notes in 2004, the Company purchased a bond hedge designed to mitigate the potential dilution to stockholders from the conversion of the Notes and sold a warrant exercisable for shares of the Company's common stock to the counterparty with whom the Company entered into the bond hedge. The net effect of the bond hedge and the warrant was to reduce the potential dilution from the conversion of the Notes if the Company elected a net share settlement upon a conversion event. By their terms the warrant and bond hedge expired on February 18, 2009 and no longer have the ability to be exercised. As such, the mitigation protection against potential dilution that the Company had upon a conversion event is no longer available. Based on the current price of the Company's common stock and the number of Notes remaining outstanding, the Company believes conversion of the remaining Notes would not have a dilutive effect on the Company's estimated outstanding number of shares as a result of the Notes.

The Company used availability under its Credit Agreement to fund the amounts due as a result of the Put Rights and believes that it will have adequate sources of liquidity to fund any redemption or conversion of the remaining Notes outstanding.

Off-Balance Sheet Arrangements

The Company's off-balance sheet contractual obligations and commercial commitments as of January 31, 2009 relate to operating lease obligations, future minimum guaranteed contractual payments and letters of credit. The Company has excluded these items from the balance sheet in accordance with generally accepted accounting principles. The Company does not believe that any of these arrangements have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or resources.

Contractual Obligations and Other Commercial Commitments

The following table summarizes the Company's material contractual obligations, including both on and off-balance sheet arrangements in effect at January 31, 2009, and the timing and effect that such commitments are expected to have on the Company's liquidity and capital requirements in future periods:

Payments Due by Period *(Dollars in thousands)*	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:					
Senior convertible notes (see Note 9) [A]	$ 172,500	$ 172,500	$ —	$ —	$ —
Capital lease obligations (see Note 9)	8,392	536	937	567	6,352
Other long-term debt (see Note 9)	972	72	161	182	557
Interest payments	7,931	834	1,580	1,425	4,092
Operating lease obligations (see Note 10) [B]	3,660,562	360,532	730,877	690,801	1,878,352
Unrecognized tax benefits [C]	2,725	2,725	—	—	—
Naming rights, marketing, and other commitments (see Note 17)	415,245	29,586	41,419	33,318	310,922
Future minimum guaranteed contractual payments (see Note 17)	87,940	9,456	22,905	20,331	35,248
Total contractual obligations	**$ 4,356,267**	**$ 576,241**	**$ 797,879**	**$ 746,624**	**$ 2,235,523**

[A] Amounts reflected as payable within the next year based upon the put right exercised by the holders of the notes subsequent to January 31, 2009, which caused the Company to purchase substantially all of the Notes on February 18, 2009 (see Note 19).

[B] Amounts include the direct lease obligations, excluding any taxes, insurance and other related expenses.

[C] Excludes $6,594 of accrued liability for unrecognized tax benefits as we can not reasonably estimate the timing of settlement. These payments include interest and penalties.

The note references above are to the Notes to Consolidated Financial Statements included in Item 8 herein.

The following table summarizes the Company's other commercial commitments, including both on and off-balance sheet arrangements, in effect at January 31, 2009:

(Dollars in thousands)	Total	Less than 1 year
Other commercial commitments:		
Documentary letters of credit	$ 229	$ 229
Standby letters of credit	22,245	22,245
Total other commercial commitments	**$ 22,474**	**$ 22,474**

The Company expects to fund these commitments primarily with operating cash flows generated in the normal course of business.

Outlook

Full Year 2009 Comparisons to Fiscal 2008

- Based on an estimated 116 million diluted shares outstanding, the Company currently anticipates reporting consolidated earnings per diluted share of approximately $0.80–1.00, excluding merger and integration costs. For the full year 2008, the Company reported earnings per diluted share of $1.19, excluding the non-cash impairment charge and merger and integration costs.

  On a GAAP basis, the Company is anticipating reporting earnings per diluted share of $0.77–0.97 in 2009 compared to a net loss of $0.31 per diluted share in 2008.
- Comparable store sales are expected to decrease approximately 12 to 8% compared to a 4.8% decrease in 2008. The comparable store sales calculation for the full year 2009 includes Dick's Sporting Goods stores and Golf Galaxy stores. The comparable store sales calculation for the full year 2008 includes Dick's Sporting Goods stores only.
- The Company currently expects to open approximately 19 new Dick's Sporting Goods stores, relocate one Dick's Sporting Goods store and open one new Golf Galaxy store. The Company also anticipates closing two Chick's Sporting Goods stores and converting the remaining 12 Chick's Sporting Goods stores to Dick's Sporting Goods stores.

Newly Issued Accounting Standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We will adopt SFAS 141R beginning in the first quarter of fiscal 2009. This standard will change our accounting treatment for business combinations on a prospective basis, including the treatment of any income tax adjustments related to past acquisitions.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements; however, SFAS 157 does not require any new fair value measurements. The requirements of SFAS 157 are first effective as of the beginning of our 2008 fiscal year. However, in February 2008 the FASB decided that an entity need not apply this standard to nonrecurring nonfinancial assets and liabilities until the subsequent year. Accordingly, our adoption of SFAS 157 was limited to financial assets and liabilities. The adoption of SFAS No. 157 for financial assets and financial liabilities did not have a significant impact on the Company's results of operations, financial condition or liquidity. The adoption of SFAS No. 157 in 2009 for nonfinancial assets and nonfinancial liabilities is also not expected to have a significant impact on the Company's results of operations, financial condition or liquidity.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. FAS 142-3"). FSP No. FAS 142-3 requires companies estimating the useful life of a recognized intangible asset to consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, to consider assumptions that market participants would use about renewal or extension as adjusted for entity-specific factors. FSP No. FAS 142-3 is effective as of the beginning of our 2009 fiscal year. We are currently evaluating the potential impact, if any, of the adoption of FSP No. FAS 142-3 on our consolidated financial statements.

In May 2008, the FASB issued FSP No. APB 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlements)" ("FSP APB 14-1"), which will change the accounting treatment for convertible securities which the issuer may settle fully or partially in cash. Under the final FSP, cash settled convertible securities will be separated into their debt and equity components. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability will be recorded as additional paid-in capital. As a result, the debt will be recorded at a discount reflecting its below market coupon interest rate. The debt will subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology will affect the calculations of net income and earnings per share for many issuers of cash settled convertible securities. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and requires retrospective application. Although FSP APB 14-1 will not impact the Company's actual past or future cash flows, the Company expects the impact to pre-tax non-cash interest expense for fiscal, 2008, 2007 and 2006 to be approximately $8.0 million, $7.4 million and $6.9 million, respectively. The Company does not expect adoption of the FSP to have a material impact on the Company's results in fiscal 2009.

Critical Accounting Policies and Use of Estimates

The Company's significant accounting policies are described in Note 1 of the Consolidated Financial Statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. Critical accounting policies are those that the Company believes are both most important to the portrayal of the Company's financial condition and results of operations, and require the Company's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions.

The Company considers the following policies to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements.

Inventory Valuation The Company values inventory using the lower of weighted average cost or market method. Market price is generally based on the current selling price of the merchandise. The Company regularly reviews inventories to determine if the carrying value of the inventory exceeds market value and the Company records a reserve to reduce the carrying value to its market price, as necessary. Historically, the Company has rarely experienced significant occurrences of obsolescence or slow moving inventory. However, future changes, such as customer merchandise preference, unseasonable weather patterns, economic conditions or business trends could cause the Company's inventory to be exposed to obsolescence or slow moving merchandise.

Shrink expense is accrued as a percentage of merchandise sales based on historical shrink trends. The Company performs physical inventories at the stores and distribution centers throughout the year. The reserve for shrink represents an estimate for shrink for each of the Company's locations since the last physical inventory date through the reporting date. Estimates by location and in the aggregate are impacted by internal and external factors and may vary significantly from actual results.

Vendor Allowances Vendor allowances include allowances, rebates and cooperative advertising funds received from vendors. These funds are determined for each fiscal year and the majority are based on various quantitative contract terms. Amounts expected to be received from vendors relating to the purchase of merchandise inventories are treated as a reduction of inventory and reduce cost of goods sold as the merchandise is sold. Amounts that represent a reimbursement of costs incurred, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred. The Company records an estimate of earned allowances based on the latest projected purchase volumes and advertising forecasts. On an annual basis at the end of the year, the Company confirms earned allowances with vendors to ensure the amounts are recorded in accordance with the terms of the contract.

Business Combinations In accounting for business combinations, we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values and the excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. The determination of fair value involves the use of estimates and assumptions which we believe provides a reasonable basis for determining fair value. Accordingly, we typically engage outside appraisal firms to assist in the fair value determination of inventory, identifiable intangible assets such as trade names, and any other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information regarding asset valuations and liabilities assumed.

Goodwill and Intangible Assets Goodwill, indefinite-lived and other finite-lived intangible assets are tested for impairment on an annual basis. Additional impairment assessments may be performed on an interim basis if the Company deems it necessary. Our evaluation for impairment requires accounting judgments and financial estimates in determining the fair value of the reporting unit. If these judgments or estimates change in the future, we may be required to record impairment charges for these assets.

The goodwill impairment test is a two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value. The Company determines the fair value of its reporting units using a combination of a discounted cash flow and a market value approach. The Company's estimates may differ from actual results due to, among other things, economic conditions, changes to its business models, or changes in operating performance. Significant differences between these estimates and actual results could result in future impairment charges and could materially affect the Company's future financial results. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step in order to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. The activities in the second step include valuing the tangible and intangible assets and liabilities of the impaired reporting unit based on their fair value and determining the fair value of the impaired reporting unit's goodwill based upon the residual of the summed identified tangible and intangible assets and liabilities.

Intangible assets that have been determined to have indefinite lives are also not subject to amortization and are reviewed at least annually for potential impairment, as mentioned above. The fair value of the Company's intangible assets are estimated and compared to their carrying value. The Company estimates the fair value of these intangible assets based on an income approach using the relief-from-royalty method. This methodology assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of these types of assets. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates and other variables. The Company recognizes an impairment charge when the estimated fair value of the intangible asset is less than the carrying value.

Impairment of Long-Lived Assets and Closed Store Reserves The Company reviews long-lived assets whenever events and circumstances indicate that the carrying value of these assets may not be recoverable based on estimated undiscounted future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is the store level. In determining future cash flows, significant estimates are made by the Company with respect to future operating results of each store over its remaining lease term. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Based on an analysis of current and future store performance, management periodically evaluates the need to close underperforming stores. Reserves are established when the Company ceases to use the location for the present value of any remaining operating lease obligations, net of estimated sublease income, as prescribed by SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." If the timing or amount of actual sublease income differs from estimated amounts, this could result in an increase or decrease in the related reserves.

Self-Insurance The Company is self-insured for certain losses related to health, workers' compensation and general liability insurance, although we maintain stop-loss coverage with third-party insurers to limit our liability exposure. Liabilities associated with these losses are estimated in part by considering historical claims experience, industry factors, severity factors and other actuarial assumptions.

Stock-Based Compensation The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of SFAS 123R. The Company uses the Black-Scholes option-pricing model which requires the input of assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of the Company's common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements ("forfeitures"). Changes in the assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized in the Consolidated Statements of Operations.

Uncertain Tax Positions We account for uncertain tax positions in accordance with FIN 48. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the Consolidated Balance Sheets and Statements of Operations.

Forward-Looking Statements

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Annual Report on Form 10-K or made by our management involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Investors should not place undue reliance on forward-looking statements as a prediction of actual results. You can identify these statements as those that may predict, forecast, indicate or imply future results, performance or advancements and by forward-looking words such as *"believe," "anticipate," "expect," "estimate," "predict," "intend," "plan," "project," "will," "will be," "will continue," "will result," "could," "may," "might"* or any variations of such words or other words with similar meanings. Forward-looking statements address, among other things, our expectations, our growth strategies, including our plans to open new stores, our efforts to increase profit margins and return on invested capital, plans to grow our private label business, projections of our future profitability, results of operations, capital expenditures or our financial condition or other "forward-looking" information and includes statements about revenues, earnings, spending, margins, costs, liquidity, store openings and operations, inventory, private label products, our actions, plans or strategies.

The following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results and could cause actual results for fiscal 2009 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this report or otherwise made by our management: the current economic and financial downturn may cause a continued decline in consumer spending; changes in macroeconomic factors and market conditions, including the housing market and fuel costs, that impact the level of consumer spending for the types of merchandise sold by the Company; changes in general economic and business conditions and in the specialty retail or sporting goods industry in particular; our quarterly operating results and comparable store sales may fluctuate substantially; potential volatility in our stock price; our ability to access adequate capital and the tightening of availability and higher costs associated with current and new sources of credit resulting from uncertainty in financial markets; the intense competition in the sporting goods industry and actions by our competitors; the availability of retail store sites on terms acceptable to us, the cost of real estate and other items related to our stores, our inability to manage our growth, open new stores on a timely basis and expand successfully in new and existing markets; changes in consumer demand; unauthorized disclosure of sensitive or confidential information; risks and costs relating to product liability claims and the availability of sufficient insurance coverage relating to those claims and risks relating to the regulation of the products we sell, such as hunting rifles and ammunition; our relationships with our suppliers, distributors and manufacturers and their ability to provide us with sufficient quantities of products and risks associated with relying on foreign sources of production; the loss of our key executives, especially Edward W. Stack, our Chairman and Chief Executive Officer; currency exchange rate fluctuations; costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products; risks relating to e-commerce; risks relating to problems with or disruption of our current management information systems; any serious disruption at our distribution or return facilities; the seasonality of our business; regional risks because our stores are generally concentrated in the eastern half of the United States; the outcome of litigation or legal actions against us; risks relating to operational and financial restrictions imposed by our senior secured revolving credit agreement; factors associated with our pursuit of strategic acquisitions and risks, costs and uncertainties associated with combining business and/or assimilating acquired companies; our ability to meet our labor needs; we are controlled by our Chief Executive Officer and his relatives, whose interests may differ from our stockholders; risks related to the economic impact or the effect on the U.S. retail environment relating to instability and conflict in the Middle East or elsewhere; various risks associated with our exclusive brand offerings; our current anti-takeover provisions could prevent or delay a change-in-control of the Company; impairment in the carrying value of goodwill or other acquired intangibles; changes in our business strategies and other factors discussed in other reports or filings filed by us with the Securities and Exchange Commission.

In addition, we operate in a highly competitive and rapidly changing environment; therefore, new risk factors can arise, and it is not possible for management to predict all such risk factors, nor to assess the impact of all such risk factors on our business or the extent to which any individual risk factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. We do not assume any obligation and do not intend to update any forward-looking statements except as may be required by the securities laws.

On February 13, 2007, Dick's Sporting Goods, Inc. ("Dick's") acquired Golf Galaxy, Inc. ("Golf Galaxy"), which became a wholly-owned subsidiary of Dick's by means of a merger of Dick's subsidiary with and into Golf Galaxy. On November 30, 2007, Dick's acquired all of the outstanding stock of Chick's Sporting Goods, Inc. ("Chick's"), which also became a wholly-owned subsidiary of Dick's. Due to these acquisitions, additional risks and uncertainties arise that could affect our financial performance and actual results and could cause actual results for fiscal 2009 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this report or otherwise made by our management. Such risks, which are difficult to predict with a level of certainty and may be greater than expected, include, among others, risk and costs associated with combining businesses and/or with assimilating acquired companies (including our ability to estimate future integration costs related to the integration of the operations and achieving expected future costs savings from the integration).

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company's net exposure to interest rate risk will consist primarily of borrowings under the Credit Agreement. The Company's Credit Agreement bears interest at rates that are benchmarked either to U.S. short-term floating rate interest rates or one-month LIBOR rates, at the Company's election. There were no borrowings outstanding under the Credit Agreement as of January 31, 2009 and February 2, 2008. The impact on the Company's annual net income of a hypothetical one percentage point interest rate change on the average outstanding balances under the Credit Agreement would be approximately $0.8 million based upon fiscal 2008 average borrowings.

Credit Risk

In February 2004, the Company sold $172.5 million issue price of senior unsecured convertible notes due 2024. In conjunction with the issuance of these Notes, we also entered into a five-year convertible bond hedge and a five-year separate warrant transaction with one of the initial purchasers ("the counterparty") and/or certain of its affiliates. Subject to the movement in our common stock price, we were exposed to credit risk arising out of net settlement of the convertible bond hedge and separate warrant transaction in our favor. The Company repaid substantially all of the Notes on February 18, 2009.

Impact of Inflation

The Company does not believe that operating results have been materially affected by inflation during the preceding three fiscal years. There can be no assurance, however, that operating results will not be adversely affected by inflation in the future.

Tax Matters

Presently, the Company does not believe that there are any tax matters that could materially affect the consolidated financial statements.

Seasonality and Quarterly Results

The Company's business is subject to seasonal fluctuations. Significant portions of the Company's net sales and profits are realized during the fourth quarter of the Company's fiscal year, which is due, in part, to the holiday selling season and, in part, to our sales of cold weather sporting goods and apparel. Any decrease in fiscal fourth quarter sales, whether because of a slow holiday selling season, unseasonable weather conditions, or otherwise, could have a material adverse effect on our business, financial condition and operating results for the entire fiscal year.

Management's Responsibility for Financial Statements

The management of Dick's Sporting Goods, Inc. is responsible for the preparation and integrity of the consolidated financial statements included in this Annual Report to Shareholders. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments where necessary. Financial information included elsewhere in this Annual Report is consistent with these financial statements. The consolidated financial statements were audited by our independent registered public accounting firm. Their report is included herein on page 42.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control-Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of January 31, 2009.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting included on the following page of this document.

Edward W. Stack
Chairman and Chief Executive Officer

Timothy E. Kullman
Executive Vice President-Finance, Administration,
Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Dick's Sporting Goods, Inc.

Pittsburgh, Pennsylvania

We have audited the internal control over financial reporting of Dick's Sporting Goods, Inc. and subsidiaries (the "Company") as of January 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended January 31, 2009 of the Company and our report dated March 20, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on February 4, 2007.

Deloitte & Touche LLP

Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 20, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Dick's Sporting Goods, Inc.

Pittsburgh, Pennsylvania

We have audited the accompanying consolidated balance sheets of Dick's Sporting Goods and subsidiaries (the "Company") as of January 31, 2009 and February 2, 2008, and the related consolidated statements of operations, stockholders' equity, comprehensive (loss) income, and cash flows for each of the three fiscal years in the period ended January 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dick's Sporting Goods and subsidiaries as of January 31, 2009 and February 2, 2008, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on February 4, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2009, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2009 expressed as an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 20, 2009

Consolidated Statements of Operations

Fiscal Year Ended *(Amounts in thousands, except per share data)*	**January 31, 2009**	February 2, 2008	February 3, 2007
Net sales	$ 4,130,128	$ 3,888,422	$ 3,114,162
Cost of goods sold, including occupancy and distribution costs	2,946,079	2,730,359	2,217,463
Gross profit	1,184,049	1,158,063	896,699
Selling, general and administrative expenses	928,170	870,415	682,625
Impairment of goodwill and other intangible assets	164,255	—	—
Impairment of store assets	29,095	—	—
Merger and integration costs	15,877	—	—
Pre-opening expenses	16,272	18,831	16,364
Income from operations	30,380	268,817	197,710
Gain on sale of asset	(2,356)	—	—
Interest expense, net	10,963	11,290	10,025
Income before income taxes	21,773	257,527	187,685
Provision for income taxes	56,867	102,491	75,074
Net (loss) income	**$ (35,094)**	**$ 155,036**	**$ 112,611**
Earnings (loss) per common share:			
Basic	$ (0.31)	$ 1.42	$ 1.10
Diluted	$ (0.31)	$ 1.33	$ 1.02
Weighted average common shares outstanding:			
Basic	111,662	109,383	102,512
Diluted	111,662	116,504	110,790

See notes to consolidated financial statements.

Consolidated Balance Sheets

(Dollars in thousands, except share and per share data)	January 31, 2009	February 2, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 74,837	$ 50,307
Accounts receivable, net	57,803	62,035
Income tax receivable	5,638	—
Inventories, net	854,771	887,364
Prepaid expenses and other current assets	46,194	50,274
Deferred income taxes	10,621	19,714
Total current assets	1,049,864	1,069,694
Property and equipment, net	515,982	531,779
Construction in progress – leased facilities	52,054	23,744
Intangible assets, net	46,846	80,038
Goodwill	200,594	304,366
Other assets:		
Deferred income taxes	67,709	6,366
Investments	2,629	3,225
Other	30,846	16,423
Total other assets	101,184	26,014
Total assets	**$ 1,966,524**	**$ 2,035,635**
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 299,113	$ 365,750
Accrued expenses	209,866	228,816
Deferred revenue and other liabilities	102,866	104,549
Income taxes payable	3,024	62,583
Current portion of other long-term debt and capital leases	606	250
Total current liabilities	615,475	761,948
Long-term liabilities:		
Senior convertible notes	172,500	172,500
Revolving credit borrowings	—	—
Other long-term debt and capital leases	8,758	8,685
Non-cash obligations for construction in progress – leased facilities	52,054	23,744
Deferred revenue and other liabilities	222,155	180,238
Total long-term liabilities	455,467	385,167
Commitments and contingencies:		
Stockholders' equity:		
Preferred stock, par value $0.01 per share, authorized shares 5,000,000; none issued and outstanding	—	—
Common stock, par value $0.01 per share, authorized shares 200,000,000; issued and outstanding shares 87,087,161 and 84,837,642, at January 31, 2009 and February 2, 2008, respectively	871	848
Class B common stock, par value, $0.01 per share, authorized shares 40,000,000; issued and outstanding shares 25,251,554 and 26,307,480, at January 31, 2009 and February 2, 2008, respectively	253	263
Additional paid-in capital	459,076	416,423
Retained earnings	433,880	468,974
Accumulated other comprehensive income	1,502	2,012
Total stockholders' equity	895,582	888,520
Total liabilities and stockholders' equity	**$ 1,966,524**	**$ 2,035,635**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive (Loss) Income

Fiscal Year Ended	January 31, 2009	February 2, 2008	February 3, 2007
(Dollars in thousands)			
Net (loss) income	$ (35,094)	$ 155,036	$ 112,611
Other comprehensive (loss) income:			
Unrealized (loss) gain on securities available-for-sale, net of tax	(375)	78	(123)
Foreign currency translation adjustment, net of tax	(135)	134	—
Comprehensive (loss) income	**$ (35,604)**	**$ 155,248**	**$ 112,488**

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock			Class B Common Stock		
	Shares		Dollars	Shares		Dollars
(Dollars in thousands)						
Balance, January 28, 2006	73,090,664	$	730	27,461,890	$	274
Exchange of Class B common stock for common stock	674,210		6	(674,210)		(6)
Sale of common stock under stock plans	245,964		4	—		—
Exercise of stock options	5,371,716		54	—		—
Tax benefit on convertible note bond hedge						
Net income	—		—	—		—
Stock-based compensation	—		—	—		—
Total tax benefit from exercise of stock options	—		—	—		—
Unrealized loss on securities available-for-sale, net of taxes of $66	—		—	—		—
Balance, February 3, 2007	79,382,554	$	794	26,787,680	$	268
Cumulative effect of adoption of FIN 48	—		—	—		—
Adjusted balance, February 3, 2007	79,382,554	$	794	26,787,680	$	268
Exchange of Class B common stock for common stock	480,200		5	(480,200)		(5)
Stock options issued for acquisition	—		—	—		—
Sale of common stock under stock plan	204,955		2	—		—
Exercise of stock options	4,769,933		47	—		—
Tax benefit on convertible note bond hedge	—		—	—		—
Net income	—		—	—		—
Stock-based compensation	—		—	—		—
Total tax benefit from exercise of stock options	—		—	—		—
Foreign currency translation adjustment, net of taxes of $87	—		—	—		—
Unrealized gain on securities available-for-sale, net of taxes of $46	—		—	—		—
Balance, February 2, 2008	84,837,642	$	848	26,307,480	$	263
Exchange of Class B common stock for common stock	1,055,926		10	(1,055,926)		(10)
Sale of common stock under stock plan	380,438		4	—		—
Exercise of stock options	686,905		7	—		—
Restricted stock vested	150,000		2			
Repurchase of common stock	(23,750)		—	—		—
Tax benefit on convertible note bond hedge	—		—	—		—
Net loss	—		—	—		—
Stock-based compensation	—		—	—		—
Total tax benefit from exercise of stock options	—		—	—		—
Foreign currency translation adjustment, net of taxes of $83	—		—	—		—
Unrealized loss on securities available-for-sale, net of taxes of $221	—		—	—		—
Balance, January 31, 2009	**87,087,161**	**$**	**871**	**25,251,554**	**$**	**253**

See notes to consolidated financial statements.

	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	$ 209,024	$ 202,842	$ 1,923	$ 414,793
	—	—	—	—
	3,730	—	—	3,734
	22,988	—	—	23,042
	2,686	—	—	2,686
	—	112,611	—	112,611
	24,303	—	—	24,303
	39,504	—	—	39,504
	—	—	(123)	(123)
	$ 302,235	$ 315,453	$ 1,800	$ 620,550
	—	(1,515)	—	(1,515)
	$ 302,235	$ 313,938	$ 1,800	$ 619,035
	—	—	—	—
	9,117	—	—	9,117
	4,505	—	—	4,507
	30,212	—	—	30,259
	2,811	—	—	2,811
	—	155,036	—	155,036
	29,039	—	—	29,039
	38,504	—	—	38,504
	—	—	134	134
	—	—	78	78
	$ 416,423	$ 468,974	$ 2,012	$ 888,520
	—	—	—	—
	5,170	—	—	5,174
	7,313	—	—	7,320
	(2)			
	(386)	—	—	(386)
	3,017	—	—	3,017
	—	(35,094)	—	(35,094)
	25,600	—	—	25,600
	1,941	—	—	1,941
	—	—	(135)	(135)
	—	—	(375)	(375)
	$ 459,076	**$ 433,880**	**$ 1,502**	**$ 895,582**

Consolidated Statements of Cash Flows

Fiscal Year Ended	January 31, 2009	February 2, 2008	February 3, 2007
(Dollars in thousands)			*See Note 2*
Cash flows from operating activities:			
Net (loss) income	$ (35,094)	$ 155,036	$ 112,611
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	90,732	75,052	54,929
Impairment of goodwill and other intangible assets	164,255	—	—
Impairment of store assets	29,095	—	—
Deferred income taxes	(45,906)	(32,696)	(1,110)
Stock based compensation	25,600	29,039	24,303
Excess tax benefit from stock-based compensation	(1,786)	(34,918)	(36,932)
Tax benefit from exercise of stock options	369	5,396	2,572
Tax benefit from convertible bond hedge	3,017	2,811	2,686
Gain on sale of asset	(2,356)	—	—
Changes in assets and liabilities, net of acquired assets and liabilities:			
Accounts receivable	3,090	(10,982)	(2,142)
Inventories	29,581	(127,027)	(105,766)
Prepaid expenses and other assets	(10,554)	(4,267)	(29,039)
Accounts payable	(56,709)	12,337	24,444
Accrued expenses	(7,575)	26,222	42,479
Income taxes payable / receivable	(63,089)	114,706	4,750
Deferred construction allowances	19,452	22,256	19,264
Deferred revenue and other liabilities	17,689	29,869	26,560
Net cash provided by operating activities	159,811	262,834	139,609
Cash flows used in investing activities:			
Capital expenditures	(191,423)	(172,366)	(162,995)
Purchase of corporate aircraft	(25,107)	—	—
Proceeds from sale of corporate aircraft	27,463	—	—
Proceeds from sale-leaseback transactions	44,873	28,440	32,509
Payment for the purchase of Golf Galaxy, net of $4,859 cash acquired	—	(222,170)	—
Payment for the purchase of Chick's Sporting Goods	—	(69,200)	—
Net cash used in investing activities	(144,194)	(435,296)	(130,486)
Cash flows from financing activities:			
Revolving credit (payments) borrowings, net	—	—	—
Construction allowance receipts	11,874	13,282	17,902
Payments on long-term debt and capital leases	(6,793)	(1,058)	(184)
Proceeds from sale of common stock under employee stock purchase plan	5,174	4,507	3,734
Proceeds from exercise of stock options	7,320	30,259	23,042
Excess tax benefit from stock-based compensation	1,786	34,918	36,932
Repurchase of common stock	(386)	—	—
(Decrease) increase in bank overdraft	(9,927)	4,785	8,829
Net cash provided by financing activities	9,048	86,693	90,255
Effect of exchange rate changes on cash and cash equivalents	(135)	134	—
Net increase (decrease) in cash and cash equivalents	24,530	(85,635)	99,378
Cash and cash equivalents, beginning of period	50,307	135,942	36,564
Cash and cash equivalents, end of period	**$ 74,837**	**$ 50,307**	**$ 135,942**
Supplemental disclosure of cash flow information:			
Construction in progress – leased facilities	$ 28,310	$ 10,657	$ 5,749
Accrued property and equipment	$ (18,986)	$ (6,928)	$ 11,475
Cash paid during the year for interest	$ 8,021	$ 12,314	$ 9,286
Cash paid during the year for income taxes	$ 167,721	$ 17,832	$ 68,483
Stock options issued for acquisition (net of $2,024 tax benefit upon exercise)	$ 7,093	$ 7,307	$ —

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements for the Fiscal Years Ended 2008, 2007 and 2006

1. Basis of Presentation and Summary of Significant Accounting Policies

Operations – Dick's Sporting Goods, Inc. (together with its subsidiaries, the "Company") is a specialty retailer selling sporting goods, footwear and apparel through its 487 stores, the majority of which are located throughout the eastern half of the United States. On February 13, 2007, the Company acquired Golf Galaxy, Inc. ("Golf Galaxy") by means of merger of our wholly-owned subsidiary with and into Golf Galaxy. On November 30, 2007, the Company acquired all of the outstanding stock of Chick's Sporting Goods, Inc. ("Chick's"). The Consolidated Statements of Operations include the operations of Golf Galaxy and Chick's from their dates of acquisition forward for fiscal 2007.

Fiscal Year – The Company's fiscal year ends on the Saturday closest to the end of January. Fiscal years 2008, 2007 and 2006 ended on January 31, 2009, February 2, 2008 and February 3, 2007, respectively. All fiscal years presented include 52 weeks of operations except fiscal 2006, which includes 53 weeks.

Principles of Consolidation – The consolidated financial statements include Dick's Sporting Goods, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on hand and all highly liquid instruments purchased with a maturity of three months or less at the date of purchase. Interest income was $0.1 million, $1.6 million and $0.8 million for fiscal 2008, 2007 and 2006, respectively.

Cash Management – The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 2009 and February 2, 2008 include $74.8 million and $84.7 million, respectively, of checks drawn in excess of cash balances not yet presented for payment.

Accounts Receivable – Accounts receivable consists principally of amounts receivable from vendors and landlords. The allowance for doubtful accounts totaled $3.3 million and $2.9 million, as of January 31, 2009 and February 2, 2008, respectively.

Inventories – Inventories are stated at the lower of weighted average cost or market. Inventory cost consists of the direct cost of merchandise including freight. Inventories are net of shrinkage, obsolescence, other valuations and vendor allowances totaling $78.0 million and $72.8 million at January 31, 2009 and February 2, 2008, respectively.

Property and Equipment – Property and equipment are recorded at cost and include capitalized leases. For financial reporting purposes, depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings	40 years
Leasehold improvements	10-25 years
Furniture, fixtures and equipment	3-7 years
Vehicles	5 years

For leasehold improvements and property and equipment under capital lease agreements, depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Depreciation expense was $90.9 million, $75.2 million and $54.0 million for fiscal 2008, 2007 and 2006, respectively.

Renewals and betterments are capitalized and repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets and Costs Associated with Exit Activities – The Company evaluates its long-lived assets to assess whether the carrying values have been impaired whenever events and circumstances indicate that the carrying value of these assets may not be recoverable based on estimated undiscounted future cash flows, using the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus eventual net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value as determined based on quoted market prices or through the use of other valuation techniques. Based upon the Company's review of the current and projected performance of certain underperforming Dick's Sporting Goods, Golf Galaxy and Chick's Sporting Goods stores, the Company determined that the carrying value of these stores exceeds their estimated fair values, resulting in a non-cash impairment charge of $29.1 million in fiscal 2008. No store asset impairment charges were recorded during the years ended February 2, 2008 and February 3, 2007.

A liability is recognized for costs associated with location closings, primarily future lease costs (net of estimated sublease income), and is charged to income when the Company ceases to use the location.

Goodwill and Intangible Assets – Goodwill represents the excess of acquisition cost over the fair value of the net assets of acquired entities. In accordance with SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," the Company is required to assess the carrying value of goodwill and other intangible assets annually or whenever circumstances indicate that a decline in value may have occurred, utilizing a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. Finite-lived intangible assets are amortized over their estimated useful economic lives and are reviewed for impairment when factors indicate that an impairment may have occurred.

The goodwill impairment test is a two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value. The Company determines the fair value of its reporting units using a combination of a discounted cash flow and a market value approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step in order to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. The activities in the second step include valuing the tangible and intangible assets and liabilities of the impaired reporting unit based on their fair value and determining the fair value of the impaired reporting unit's goodwill based upon the residual of the summed identified tangible and intangible assets and liabilities.

The fair value of the Dick's Sporting Goods reporting unit exceeded the carrying value of the assigned net assets, therefore no further testing was required and an impairment charge was not required.

Based on macroeconomic factors impacting the specialty golf business and recent and forecasted specialty golf operating performance, the Company determined that indicators of potential impairment were present for its Golf Galaxy reporting unit during the fiscal quarter ended January 31, 2009. As a result, the Company assessed the carrying value of goodwill and intangible assets for impairment acquired in its purchase of Golf Galaxy. Upon completion of the impairment test, the Company determined that the goodwill of its Golf Galaxy reporting unit was fully impaired and recorded a non-cash impairment charge of $111.3 million. No impairment charges were recorded for goodwill during the years ended February 2, 2008 and February 3, 2007.

Intangible assets that have been determined to have indefinite lives are also not subject to amortization and are reviewed at least annually for potential impairment, as mentioned above. The fair value of the Company's intangible assets are estimated and compared to their carrying value. The Company estimates the fair value of these intangible assets based on an income approach using the relief-from-royalty method. This methodology assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of these types of assets. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates and other variables. The Company recognizes an impairment charge when the estimated fair value of the intangible asset is less than the carrying value.

As a result of the impairment analysis performed in connection with the Company's intangible assets with indefinite lives, the Company determined that the carrying value of the trade name related to its Golf Galaxy reporting unit exceeded its estimated fair value. Accordingly, during 2008, the Company recorded a non-cash impairment charge of $49.9 million ($30.7 million after-tax) to reduce the value of the trade name to its estimated fair value. No impairment charges were recorded for indefinite-lived intangible assets during the years ended February 2, 2008 and February 3, 2007.

The Company's intangible assets that are subject to amortization primarily include customer lists and favorable leases. As a result of the impairment analysis performed in connection with the Company's intangible assets, the Company determined that the carrying value of the customer list related to its Golf Galaxy reporting unit exceeded its estimated fair value. As a result, the Company recorded a non-cash impairment charge of $3.1 million ($1.9 million after-tax) in fiscal 2008 to reduce the value of the customer list to its estimated fair value. No impairment charges were recorded for finite-lived intangible assets during the years ended February 2, 2008 and February 3, 2007.

Investments – Investments consist of shares of unregistered common stock and is carried at fair value within other assets in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Fair value at the acquisition date was based upon the publicly quoted equity price of GSI Commerce Inc. ("GSI") stock. Unrealized holding gains and losses on the stock are included in other comprehensive income and are shown as a component of stockholders' equity as of the end of each fiscal year (see Note 15).

Deferred Revenue and Other Liabilities – Deferred revenue and other liabilities is primarily comprised of gift cards, deferred rent, which represents the difference between rent paid and the amounts expensed for operating leases, deferred liabilities related to construction allowances, unamortized capitalized rent during construction that was previously capitalized prior to the adoption of FSP 13-1, amounts deferred relating to the investment in GSI (see Note 15) and advance payments under the terms of building sale-leaseback agreements. Deferred liabilities related to construction allowances and capitalized rent, net of related amortization, was $105.6 million at January 31, 2009 and $102.8 million at February 2, 2008. Deferred revenue related to gift cards at January 31, 2009 and February 2, 2008 was $91.6 million and $96.6 million, respectively. Deferred rent, including deferred pre-opening rent, at January 31, 2009 and February 2, 2008 was $42.9 million and $34.9 million, respectively.

Self-Insurance – The Company is self-insured for certain losses related to health, workers' compensation and general liability insurance, although we maintain stop-loss coverage with third-party insurers to limit our liability exposure. Liabilities associated with these losses are estimated in part by considering historical claims experience, industry factors, severity factors and other actuarial assumptions.

Pre-opening Expenses – Pre-opening expenses, which consist primarily of rent, marketing, payroll and recruiting costs, are expensed as incurred.

Stock Split – On September 12, 2007, the Company's Board of Directors declared a two-for-one stock split, in the form of a stock dividend, of the Company's common shares for stockholders of record on September 28, 2007. The split became effective on October 19, 2007 by issuing our stockholders of record one additional share of common stock for every share of common stock held, and one additional share of Class B common stock for every share of Class B common stock held. Par value of the stock remains at $0.01 per share. Accordingly, an immaterial reclassification was made from additional paid-in capital to common stock for the cumulative number of shares issued as of January 31, 2009. The capital accounts, share data, and earnings per share data in this report give effect to the stock split, applied retroactively, to all periods presented. The applicable share and per-share data for all periods included herein have been restated to give effect to this stock split.

Merger and Integration Costs – The Company recorded $15.9 million in merger and integration costs in the accompanying consolidated financial statements for fiscal 2008. These integration costs primarily include duplicative administrative costs, severance and system conversion costs related to the operational consolidation of Golf Galaxy and Chick's Sporting Goods with the Company's pre-existing business. In addition, the Company recorded $2.5 million in the provision for income taxes reflecting the tax impact of non-deductible executive separation costs resulting from the departure of certain executive officers of Golf Galaxy during July 2008.

Earnings Per Share – The computation of basic earnings per share is based on the weighted average number of shares outstanding during the period. The computation of diluted earnings per share is based on the weighted average number of shares outstanding plus the incremental shares that would be outstanding assuming the exercise of dilutive stock options and warrants, calculated by applying the treasury stock method.

Stock-Based Compensation – The Company has the availability to grant stock options to purchase common stock under Dick's Sporting Goods, Inc. 2002 Stock Option Plan and the Golf Galaxy, Inc. 2004 Incentive Plan (the "Plans"). The Company also has an employee stock purchase plan ("ESPP") which provides for eligible employees to purchase shares of the Company's common stock (see Note 11).

Income Taxes – The Company utilizes the asset and liability method of accounting for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," and provides deferred income taxes for temporary differences between the amounts reported for assets and liabilities for financial statement purposes and for income tax reporting purposes.

The Company adopted the provisions of Financial Standards Accounting Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109 ("SFAS 109"), on February 4, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of February 4, 2007, the Company recorded a decrease to retained earnings of $1.5 million. Also at the date of adoption, the Company had $12.0 million of unrecognized tax benefits, of which approximately $9.1 million would affect our effective tax rate if recognized.

Revenue Recognition – Revenue from retail sales is recognized at the point of sale, net of sales tax. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded. Revenue from gift cards and returned merchandise credits (collectively the "cards") are deferred and recognized upon the redemption of the cards. These cards have no expiration date. Income from unredeemed cards is recognized in the Consolidated Statements of Operations in selling, general and administrative expenses at the point at which redemption becomes remote. The Company performs an evaluation of the aging of the unredeemed cards, based on the elapsed time from the date of original issuance, to determine when redemption is remote.

Cost of Goods Sold – Cost of goods sold includes the cost of merchandise, inventory shrinkage, freight, distribution and store occupancy costs. Occupancy costs include rent, common area maintenance charges, real estate and other asset based taxes, general maintenance, utilities, depreciation, fixture lease expenses and certain insurance expenses.

Selling, General and Administrative Expense – Selling, general and administrative expenses include store and field support payroll and fringe benefits, advertising, bank card charges, information systems, marketing, legal, accounting, other store expenses and all expenses associated with operating the Company's corporate headquarters.

Advertising Costs – Production costs of advertising and the costs to run the advertisements are expensed the first time the advertisement takes place. Advertising expense, net of cooperative advertising was $154.3 million, $152.4 million and $122.9 million for fiscal 2008, 2007 and 2006, respectively.

Vendor Allowances – Vendor allowances include allowances, rebates and cooperative advertising funds received from vendors. These funds are determined for each fiscal year and the majority are based on various quantitative contract terms. Amounts expected to be received from vendors relating to the purchase of merchandise inventories are recognized as a reduction of cost of goods sold as the merchandise is sold. Amounts that represent a reimbursement of costs incurred, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred. The Company records an estimate of earned allowances based on the latest projected purchase volumes and advertising forecasts. On an annual basis at the end of the fiscal year, the Company confirms earned allowances with vendors to determine that the amounts are recorded in accordance with the terms of the contract.

Segment Information – The Company is a specialty retailer that offers a broad range of products in its specialty retail stores primarily in the eastern United States. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer, and method of distribution, the Company's operating segments are aggregated within one reportable segment. The following table sets forth the approximate amount of net sales attributable to hardlines, apparel and footwear for the periods presented:

Merchandise Category	Fiscal Year		
	2008	2007	2006
(Dollars in millions)			
Hardlines	$ 2,217	$ 2,163	$ 1,768
Apparel	1,254	1,077	811
Footwear	659	648	535
Total net sales	**$ 4,130**	**$ 3,888**	**$ 3,114**

Newly Issued Accounting Pronouncements – In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We will adopt SFAS 141R beginning in the first quarter of fiscal 2009. This standard will change our accounting treatment for business combinations on a prospective basis, including the treatment of any income tax adjustments related to past acquisitions.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements; however, SFAS 157 does not require any new fair value measurements. The requirements of SFAS 157 are first effective as of the beginning of our 2008 fiscal year. However, in February 2008 the FASB decided that an entity need not apply this standard to nonrecurring nonfinancial assets and liabilities until the subsequent year. Accordingly, our adoption of SFAS 157 was limited to financial assets and liabilities. The adoption of SFAS No. 157 for financial assets and financial liabilities did not have a significant impact on the Company's results of operations, financial condition or liquidity. The adoption of SFAS No. 157 in 2009 for nonfinancial assets and nonfinancial liabilities is also not expected to have a significant impact on the Company's results of operations, financial condition or liquidity.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. FAS 142-3"). FSP No. FAS 142-3 requires companies estimating the useful life of a recognized intangible asset to consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, to consider assumptions that market participants would use about renewal or extension as adjusted for entity-specific factors. FSP No. FAS 142-3 is effective as of the beginning of our 2009 fiscal year. We are currently evaluating the potential impact, if any, of the adoption of FSP No. FAS 142-3 on our consolidated financial statements.

In May 2008, the FASB issued FSP No. APB 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlements)" ("FSP APB 14-1"), which will change the accounting treatment for convertible securities which the issuer may settle fully or partially in cash. Under the final FSP, cash settled convertible securities will be separated into their debt and equity components. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability will be recorded as additional paid-in capital. As a result, the debt will be recorded at a discount reflecting its below market coupon interest rate. The debt will subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology will affect the calculations of net income and earnings per share for many issuers of cash settled convertible securities. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and requires retrospective application. Although FSP APB 14-1 will not impact the Company's actual past or future cash flows, the Company expects the impact to pre-tax non-cash interest expense for fiscal, 2008, 2007 and 2006 to be approximately $8.0 million, $7.4 million and $6.9 million, respectively. The Company does not expect adoption of the FSP to have a material impact on the Company's results in fiscal 2009 since the Company repaid substantially all of its convertible notes on February 18, 2009 (See Note 19).

2. Correction to Previously Reported Amounts

Certain corrections have been made for the reporting of the Company's cash flows related to the receipt of construction allowances. Our Consolidated Statement of Cash Flows for the fiscal year ended February 3, 2007 has been revised to correct an immaterial error in our accounting for the receipt of construction allowances, which should have been presented as financing activities when such construction allowances related to stores where the Company is considered the owner at the time of receipt, rather than as operating or investing activities, as previously reported. The effect of this correction for the year ended February 3, 2007 was to decrease cash provided by operating activities by $3.0 million, increase cash used in investing activities by $14.9 million and increase cash provided by financing activities by $17.9 million. The correction did not affect the previously reported results of operations of the Company nor did it change the amount of total cash flows for the Company.

Fiscal 2006 *(In thousands)*	As previously reported	Correction	As corrected
Net cash provided by operating activities	$ 142,568	$ (2,959)	$ 139,609
Net cash used in investing activities	(115,543)	(14,943)	(130,486)
Net cash provided by financing activities	$ 72,353	$ 17,902	$ 90,255

Construction Allowances – The Company conducts a substantial portion of its business in leased properties. The Company may receive reimbursement from a landlord for some of the cost of the structure, subject to satisfactory fulfillment of applicable lease provisions. These reimbursements may be referred to as tenant allowances, construction allowances, or landlord reimbursements ("construction allowances").

The Company's accounting for construction allowances differs if a store lease is accounted for under the provisions of EITF 97-10, "The Effect of Lessee Involvement in Asset Construction." Some of the Company's leases have a cap on the construction allowance which places the Company at risk for cost overruns and causes the Company to be deemed the owner during the construction period. In cases where the Company is deemed to be the owner during the construction period, a sale and leaseback of the asset occurs when construction of the asset is complete and the lease term begins, if relevant sale-leaseback accounting criteria are met. Any gain or loss from the transaction is deferred and amortized as rent expense on a straight-line basis over the base term of the lease. The Company reports the amount of cash received for the construction allowance as "Construction Allowance Receipts" within the financing activities section of its Consolidated Statements of Cash Flows when such allowances are received prior to completion of the sale-leaseback transaction. The Company reports the amount of cash received from construction allowances as "Proceeds from sale leaseback transactions" within the investing activities section of its Consolidated Statements of Cash Flows when such amounts are received after the sale-leaseback accounting criteria have been achieved.

In instances where the Company is not deemed to be the owner during the construction period, reimbursement from a landlord for tenant improvements is classified as an incentive and included in deferred revenue and other liabilities on the consolidated balance sheets. The deferred rent credit is amortized as rent expense on a straight-line basis over the base term of the lease. Landlord reimbursements from these transactions are included in cash flows from operating activities as a change in "Deferred construction allowances."

3. Acquisitions

On February 13, 2007, the Company acquired Golf Galaxy, Inc. ("Golf Galaxy"), which became a wholly-owned subsidiary of Dick's by means of a merger of Dick's subsidiary with and into Golf Galaxy. The Company paid $227.0 million which was financed using approximately $79 million of cash and cash equivalents and the balance from borrowings under our Second Amended and Restated Credit Agreement, as amended to date (the "Credit Agreement").

The acquisition was accounted for using the purchase method in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," with Dick's as the accounting acquirer. Accordingly, the purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. Based upon the purchase price allocation, the Company recorded $111.3 million of goodwill as a result of the acquisition. None of the goodwill is deductible for tax purposes. The Company received an independent appraisal for certain assets to determine their fair value. The purchase price allocation is final. The following table summarizes the fair values of the assets acquired and liabilities assumed:

(In thousands)	
Inventory	$ 70,711
Other current assets (including cash)	19,685
Property and equipment, net	47,875
Other long term assets, excluding goodwill and other intangible assets	246
Trade name	65,749
Customer lists and other intangibles	5,659
Goodwill	111,312
Accounts payable	(33,890)
Accrued expenses	(13,999)
Other current liabilities	(9,683)
Other long-term liabilities	(29,329)
Fair value of net assets acquired, including intangibles	**$ 234,336**

The following unaudited proforma summary presents information as if Golf Galaxy had been acquired at the beginning of the period presented. The proforma amounts include certain reclassifications to Golf Galaxy's amounts to conform them to the Company's reporting calendar and an increase in pre-tax interest expense of $11.8 million for the year ended February 3, 2007, to reflect the increase in borrowings under the Credit Agreement to finance the acquisition as if it had occurred at the beginning of the period. In addition, the proforma net income excludes $1.4 million of pre-tax merger related expenses. The proforma amounts do not reflect any benefits from economies which might be achieved from combining the operations.

The proforma information does not necessarily reflect the actual results that would have occurred had the companies been combined during the period presented, nor is it necessarily indicative of the future results of operations of the combined companies.

Year Ended	February 3, 2007
(Unaudited, in thousands, except per share amounts)	
Net sales	$ 3,388,837
Net income	$ 111,958
Basic earnings per share	$ 1.09
Diluted earnings per share	$ 1.01

On November 30, 2007, the Company acquired all of the outstanding stock of Chick's Sporting Goods, Inc. for approximately $69.2 million. Chick's shareholders did not subsequently meet specified performance criteria that would have enabled them to earn up to $5 million in additional contingent consideration.

The acquisition was accounted for using the purchase method in accordance with SFAS No. 141, Business Combinations. Accordingly, the purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. Goodwill and identifiable intangible assets recorded in the acquisition will be tested for impairment as required by SFAS No. 142. Based upon the purchase price allocation, the Company recorded $43.3 million of goodwill as a result of the acquisition. None of the goodwill is deductible for tax purposes. The Company received an independent appraisal for certain assets to determine their fair value. The purchase price allocation is final.

4. Goodwill and Other Intangible Assets

As of January 31, 2009 and February 2, 2008, the Company had goodwill of $200.6 million and $304.4 million, respectively. The changes in carrying value of goodwill during the years ended January 31, 2009 is as follows:

(In thousands)	
Balance as of February 3, 2007	$ 156,628
Acquisitions of Golf Galaxy and Chick's	147,041
Purchase price adjustments	697
Balance as of February 2, 2008	304,366
Purchase price adjustments	7,540
Impairment	(111,312)
Balance as of January 31, 2009	**$ 200,594**

Based on macroeconomic factors impacting the specialty golf business and recent and forecasted specialty golf operating performance, the Company determined that indicators of potential impairment were present during the fiscal quarter ended January 31, 2009. As a result, the Company assessed the carrying value of goodwill and intangible assets with indefinite lives for impairment acquired in its purchase of Golf Galaxy. Upon completion of the impairment test, the Company determined that the goodwill of its Golf Galaxy reporting unit was fully impaired and recorded a non-cash impairment charge of $111.3 million. No impairment charges were recorded for goodwill during the years ended February 2, 2008 and February 3, 2007.

The Company acquired intangible assets totaling approximately $21.4 million during fiscal 2008, consisting primarily of the acquisition of a trademark covering certain golf equipment, golf balls, golf accessories and other sporting goods and equipment. The trademarks are indefinite-lived intangible assets, which are not being amortized. The Company acquired intangible assets totaling approximately $71.4 million during fiscal 2007, consisting primarily of a trade name and customer list resulting from the Company's Golf Galaxy acquisition. The trade name is an indefinite-lived intangible asset, which is not being amortized. The customer list will be amortized over five years.

As a result of the impairment analysis performed in connection with the Company's intangible assets, the Company determined that the carrying value of the trade name and customer list related to its Golf Galaxy reporting unit exceeded its estimated fair value. Accordingly, during 2008, the Company recorded a non-cash charge of $53.0 million ($32.6 million after-tax) to reduce the value of these intangible assets to their estimated fair value. No impairment charges were recorded during the years ended February 2, 2008 and February 3, 2007.

As of January 31, 2009 and February 2, 2008, the Company had indefinite-lived and finite-lived intangible assets of $38.0 million and $69.9 million, and $8.8 million and $10.1 million, respectively.

The components of intangible assets were as follows:

	2008		2007	
	Gross Amount	**Accumulated Amortization**	Gross Amount	Accumulated Amortization
(In thousands)				
Trademarks	$ 22,070	$ —	$ 4,219	$ —
Trade name (indefinite-lived)	15,900	—	65,749	—
Trade name (finite-lived)	800	(658)	—	—
Customer list	1,200	—	5,153	(429)
Favorable leases and other	8,802	(1,268)	5,849	(503)
Total intangible assets	**$ 48,772**	**$ (1,926)**	**$ 80,970**	**$ (932)**

Amortization expense for the Company's finite-lived intangible assets is included in selling, general and administrative expenses, and was $1.7 million, $0.7 million and $0.1 million for fiscal 2008, 2007 and 2006, respectively. The estimated weighted average economic useful life is eleven years. The annual amortization expense of the finite-lived intangible assets recorded as of January 31, 2009 is expected to be as follows:

Fiscal Years	Estimated Amortization Expense
(In thousands)	
2009	$ 994
2010	1,026
2011	1,146
2012	1,202
2013	1,086
Thereafter	3,422
Total	**$ 8,876**

5. Integration Activities and Facility Closures

In connection with the Golf Galaxy and Chick's acquisitions, we have incurred costs associated with the termination of employees, facility closures and other costs directly related to the acquisition and integration initiatives implemented. For those costs recognized in conjunction with the cost from the Company's acquisitions, we have accounted for these costs in accordance with EITF 95-3, "Recognition of Liabilities Assumed in Connection with a Purchase Business Combination" and therefore these costs are recognized as liabilities in connection with the acquisition and charged to goodwill. Costs incurred in connection with all other business integration activities have been recognized in merger and integration costs in the Consolidated Statements of Operations.

The following table summarizes the activity in fiscal 2008, 2007 and 2006:

(In thousands)	Associate Severance, Retention and Relocation	Liabilities Established for the Closing of Acquired Locations	Inventory Reserve for Discontinued Merchandise	Total
Balance at January 28, 2006	**$ 120**	**$ (569)**	**$ —**	**$ (449)**
Cash paid (net of sublease receipts)	(120)	(85)	—	(205)
Adjustments to the estimate	—	—	—	—
Clearance of discontinued Galyan's merchandise	—	—	—	—
Balance at February 3, 2007	**$ —**	**$ (654)**	**$ —**	**$ (654)**
Cash paid (net of sublease receipts)	—	121	—	121
Adjustments to the estimate	—	—	—	—
Store closing reserves established in conjuction with the Golf Galaxy acquisition	—	2,059	—	2,059
Balance at February 2, 2008	**$ —**	**$ 1,526**	**$ —**	**$ 1,526**
Liabilities and reserves established in connection with Golf Galaxy acquisition and integration	5,491	615	—	6,106
Liabilities and reserves established in connection with Chick's acquisition and integration	970	15,143	3,012	19,125
Cash paid (net of sublease receipts)	(2,906)	(307)	—	(3,213)
Estimate adjustments and interest accretion	—	3,122	—	3,122
Clearance of discontinued Chick's merchandise	—	—	(934)	(934)
Balance at January 31, 2009	**$ 3,555**	**$ 20,099**	**$ 2,078**	**$ 25,732**

For the year ended January 31, 2009, $18.2 million of the $25.2 million liabilities and reserves established in connection with the Golf Galaxy and Chick's acquisition and integration impacted previously recorded goodwill amounts.

As of January 31, 2009 and February 2, 2008, the Company had a sublease receivable of $0.3 million and $3.3 million as our projected sublease cash flows exceed our anticipated rent payments for one of the closed former Galyan's stores for each of the relative periods.

6. Store and Corporate Office Closings

At a store's closing or relocation date, estimated lease termination and other costs to close or relocate a store are recorded in cost of goods sold, including occupancy and distribution costs on the Consolidated Statements of Operations. The Company also records store closing reserves for acquired locations it plans to close as described in Note 5. The calculation of accrued lease termination and other costs primarily includes future minimum lease payments, maintenance costs and taxes from the date of closure or relocation to the end of the remaining lease term, net of contractual or estimated sublease income. The liability is discounted using a credit-adjusted risk-free rate of interest. The assumptions used in the calculation of the accrued lease termination and other costs are evaluated each quarter.

The following table summarizes the activity of the Company's store closing reserves:

(In thousands)	2008	2007
Accrued store closing and relocation reserves, beginning of period	$ 29,840	$ 26,096
Expense charged to earnings	—	1,530
Closing reserves related to Golf Galaxy (see Note 5)	615	2,059
Closing reserves related to Chick's (see Note 5)	15,143	—
Cash payments	(4,125)	(7,291)
Interest accretion and other changes in assumptions	3,148	7,446
Accrued store closing and relocation reserves, end of period	44,621	29,840
Less: current portion of accrued store closing and relocation reserves	(9,001)	(9,404)
Long-term portion of accrued store closing and relocation reserves	**$ 35,620**	**$ 20,436**

The current portion of accrued store closing and relocation reserves is recorded in accrued expenses and the long-term portion is recorded in long-term deferred revenue and other liabilities in the Consolidated Balance Sheets.

7. Property and Equipment

Property and equipment are recorded at cost and consist of the following as of the end of the fiscal periods:

(In thousands)	2008	2007
Buildings and land	$ 34,003	$ 34,003
Leasehold improvements	478,445	452,723
Furniture, fixtures and equipment	479,827	425,522
	992,275	912,248
Less: accumulated depreciation and amortization	(476,293)	(380,469)
Net property and equipment	**$ 515,982**	**$ 531,779**

The amounts above include construction in progress of $30.1 million and $66.9 million for fiscal 2008 and 2007, respectively.

8. Accrued Expenses

Accrued expenses consist of the following as of the end of the fiscal periods:

(In thousands)	2008	2007
Accrued payroll, withholdings and benefits	$ 71,848	$ 74,495
Accrued property and equipment	14,371	33,200
Other accrued expenses	123,647	121,121
Total accrued expenses	**$ 209,866**	**$ 228,816**

9. Debt

The Company's outstanding debt at January 31, 2009 and February 2, 2008 was as follows:

(In thousands)	2008	2007
Senior convertible notes	$ 172,500	$ 172,500
Revolving line of credit	—	—
Capital leases	8,392	7,721
Other debt	972	1,214
Total debt	181,864	181,435
Less: current portion	(606)	(250)
Total long-term debt	**$ 181,258**	**$ 181,185**

Senior Convertible Notes – In February 2004, the Company completed a private offering of $172.5 million issue price of senior unsecured convertible notes due 2024 ("notes"). The notes bear interest at an annual rate of 2.375% of the issue price payable semi-annually on August 18th and February 18th of each year until February 18, 2009. After February 18, 2009, the notes do not pay cash interest, but the initial principal amount of the notes will accrete daily at an original issue discount rate of 2.625% per year, until maturity on February 18, 2024, when a holder will receive $1,000 per note. Subject to the Company's obligations to pay cash for a certain portion of the notes and its right, if it elects, to pay all amounts due under the notes in cash as more fully described below, the notes are convertible into the Company's common stock (upon the occurrence of certain events) at the election of the holder in each of the first 20 fiscal quarters following their issuance when the price per share of the Company's common stock (calculated for a certain period of time) exceeds $23.59 per share. This conversion threshold trigger price permitting the notes to be converted by the holders has been met and the notes are eligible and will remain convertible for so long as they remain outstanding.

Upon conversion of a note, the Company is obligated to pay cash for each $1,000 of face amount of a note equal to the lesser of: (i) the accreted principal amount (the sum of the initial issue price of $676.25 per $1,000 face amount and the accrued original issue discount as of the conversion date (no original issue discount occurs until 2009)), and (ii) the product of (a) the number of shares of the Company's common stock into which the note otherwise would have been converted if no cash payment were made by the Company (i.e. 34.4044 shares per $1,000 face amount), multiplied by (b) the average of the closing per share sale price on the 15 consecutive trading days commencing on the fourth trading day after the conversion date. In addition, the Company at its election has the ability to pay cash or deliver shares for any "balance shares" due under the notes. The number of "balance shares" is equal to the number of shares of common stock into which a note otherwise would be converted if no cash payment were made by the Company, less the accreted principal amount (the sum of the initial issue price of $676.25 and the accrued original issue discount as of the conversion date of), divided by the average sale price (the average of the closing per share sale price on the fifteen consecutive trading days commencing on the fourth trading day after the conversion date) of a share of common stock. All such calculations are controlled by and governed by the promissory note under which the notes are issued and the indenture, as amended, governing the notes. If the number of balance shares is a positive number, the Company has the option to deliver cash or a combination of cash and shares of common stock for the balance shares by electing for each full balance share for which the Company has chosen to deliver cash to pay cash in an amount equal to the average sale price of a share of common stock.

The notes will mature on February 18, 2024, unless earlier converted or repurchased. The Company may redeem the notes at any time on or after February 18, 2009, at its option, at a redemption price equal to the sum of the issue price, accreted original issue discount and any accrued cash interest, if any.

Concurrently, with the sale of the notes, the Company purchased a bond hedge designed to mitigate the potential dilution to stockholders from the conversion of the notes. Under the five year term of the bond hedge, one of the initial purchasers (the "counterparty") will deliver to the Company upon a conversion of the bonds a number of shares of common stock based on the extent to which the then market price exceeds $19.66 per share. The aggregate number of shares that the Company could be obligated to issue upon conversion of the notes is 8,776,048 shares of common stock. The cost of the purchased bond hedge was partially offset by the sale of warrants to acquire up to 17,551,896 shares of the common stock to the counterparty with whom the Company entered into the bond hedge. The warrants are exercisable by the counterparty in year five at a price of $28.08 per share. The warrants may be settled at the Company's option through a net share settlement or a net cash settlement, either of which would be based on the extent to which the then market price exceeds $28.08 per share. The net effect of the bond hedge and the warrants is to reduce the potential dilution from the conversion of the notes if the Company elects a net share settlement. There would be dilution impact from the conversion of the notes to the extent that the then market price per share of the common stock exceeds $28.08 per share at the time of conversion.

As described in Note 19, the Company repaid substantially all of the notes on February 18, 2009. By their terms, the warrant and bond hedge concurrently expired and no longer had the ability to be exercised. Based on the current price of the Company's common stock and the number of Notes remaining outstanding, the Company believes conversion of the remaining notes would not have a dilutive effect on the Company's estimated outstanding number of shares as a result of the notes.

Revolving Credit Agreement – On July 27, 2007, the Company entered into a Fourth Amendment to its Second Amended and Restated Credit Agreement (the "Credit Agreement") that, among other things, extended the maturity of the Credit Agreement from July 2008 to July 2012, increased the potential Aggregate Revolving Credit Commitment, as defined in the Credit Agreement, from $350 million to a potential commitment of $450 million and reduced certain applicable interest rates and fees charged under the Credit Agreement, including up to $75 million in the form of letters of credit. The Credit Agreement's term was extended to July 27, 2012.

On November 19, 2008, the Company entered into an Eighth Amendment to its Credit Agreement, the effect of which was to increase the aggregate revolving loan commitment by $90 million to a total of $440 million.

As of January 31, 2009 and February 2, 2008, the Company's total remaining borrowing capacity, after subtracting letters of credit, under the Credit Agreement was $417.5 million and $333.2 million, respectively. Borrowing availability under the Company's Credit Agreement is generally limited to the lesser of 70% of the Company's eligible inventory or 85% of the Company's inventory's liquidation value, in each case net of specified reserves and less any letters of credit outstanding. Interest on outstanding indebtedness under the Credit Agreement is based upon a formula at either (a) the prime corporate lending rate minus the applicable margin of 0.25% or (b) the London Interbank Offering Rate ("LIBOR"), plus the applicable margin of 0.75% to 1.50%. The applicable margins are based on the level of total borrowings during the prior three months. Borrowings are collateralized by the assets of the Company, excluding store and distribution center equipment and fixtures that have a net carrying value of $133.8 million as of January 31, 2009.

At January 31, 2009 and February 2, 2008, the prime rate was 3.25% and 6.00%, respectively, and LIBOR was 4.19% and 3.14%, respectively. There were no outstanding borrowings under the Credit Agreement at January 31, 2009 and February 2, 2008.

The Credit Agreement contains restrictive covenants including the maintenance of a certain fixed charge coverage ratio of not less than 1.0 to 1.0 in certain circumstances and prohibits payment of any dividends. As of January 31, 2009, the Company was in compliance with the terms of the Credit Agreement.

The Credit Agreement provides for letters of credit not to exceed the lesser of (a) $75 million, (b) $350 million less the outstanding loan balance and (c) the borrowing base minus the outstanding loan balance. As of January 31, 2009 and February 2, 2008, the Company had outstanding letters of credit totaling $22.5 million and $16.8 million, respectively.

The following table provides information about the Credit Agreement borrowings as of and for the periods:

(Dollars in thousands)	2008	2007
Balance, fiscal period end	$ —	$ —
Average interest rate	3.51%	6.50%
Maximum outstanding during the year	$ 244,598	$ 210,208
Average outstanding during the year	$ 74,845	$ 94,185

Other Debt – Other debt, exclusive of capital lease obligations, consists of the following as of the end of the fiscal periods:

(Dollars in thousands)	**2008**	2007
Note payable, due in monthly installments of approximately $4, including interest at 4%, through 2019	$ 614	$ 662
Note payable, due in monthly installments of approximately $5, including interest at 11%, through 2018	358	378
Other	—	174
Total other debt	972	1,214
Less current portion:	(72)	(117)
Total Other Long-Term Debt	**$ 900**	**$ 1,097**

Certain of the agreements pertaining to long-term debt contain financial and other restrictive covenants, none of which are more restrictive than those of the Credit Agreement as discussed herein.

Scheduled principal payments on other long-term debt as of January 31, 2009 are as follows:

Fiscal Year *(In thousands)*	
2009	$ 72
2010	78
2011	83
2012	88
2013	94
Thereafter	557
	$ 972

Capital Lease Obligations – The Company leases two buildings from the estate of a former stockholder, who is related to current stockholders of the Company, under a capital lease entered into May 1, 1986 which expires in April 2021. In addition, the Company has a capital lease for a store location with a fixed interest rate of 10.6% that matures in 2024. The gross and net carrying values of assets under capital leases are approximately $8.2 million and $3.4 million, respectively, as of January 31, 2009 and $8.2 million and $3.8 million, respectively, as of February 2, 2008.

Scheduled lease payments under capital lease obligations as of January 31, 2009 are as follows:

Fiscal Year *(In thousands)*	
2009	$ 1,347
2010	1,345
2011	1,117
2012	953
2013	971
Thereafter	10,233
	15,966
Less: amounts representing interest	(7,574)
Present value of net scheduled lease payments	8,392
Less: amounts due in one year	(534)
	$ 7,858

10. Operating Leases

The Company leases substantially all of its stores, office facilities, distribution centers and equipment, under noncancelable operating leases that expire at various dates through 2039. Certain of the store lease agreements contain renewal options for additional periods of five-to-ten years and contain certain rent escalation clauses. The lease agreements provide primarily for the payment of minimum annual rentals, costs of utilities, property taxes, maintenance, common areas and insurance, and in some cases contingent rent stated as a percentage of gross sales over certain base amounts. Rent expense under these operating leases was approximately $319.2 million, $267.5 million and $205.8 million for fiscal 2008, 2007 and 2006, respectively. The Company entered into sale-leaseback transactions related to store fixtures, buildings and equipment that resulted in cash receipts of $44.9 million, $28.4 million and $32.5 million for fiscal 2008, 2007 and 2006, respectively.

Scheduled lease payments due (including lease commitments for 32 stores not yet opened at January 31, 2009) under noncancelable operating leases as of January 31, 2009 are as follows:

Fiscal Year *(In thousands)*	
2009	$ 360,532
2010	369,937
2011	360,940
2012	348,479
2013	342,322
Thereafter	1,878,352
	$ 3,660,562

The Company has subleases related to certain of its operating lease agreements. The Company recognized sublease rental income of $1.1 million, $1.1 million and $1.2 million for fiscal 2008, 2007 and 2006, respectively.

11. Stock-Based Compensation and Employee Stock Plans

The Company has the availability to grant stock options to purchase common stock under Dick's Sporting Goods, Inc. 2002 Stock Option Plan and the Golf Galaxy, Inc. 2004 Incentive Plan (the "Plans"). The Company also has an employee stock purchase plan ("ESPP") which provides for eligible employees to purchase shares of the Company's common stock.

The following represents total stock based compensation and ESPP expense recognized in the Consolidated Statements of Operations:

(In thousands)	**2008**	2007	2006
Stock option expense	$ 20,345	$ 26,387	$ 23,075
Restricted stock expense	3,465	1,198	—
ESPP expense	1,790	1,454	1,228
Total stock-based compensation expense	**$ 25,600**	**$ 29,039**	**$ 24,303**
Total related tax benefit	**$ 6,514**	**$ 10,982**	**$ 9,277**

Stock Option Plans – The Company grants stock options to purchase common stock under the Plans. Stock options generally vest over four years in 25% increments from the date of grant and expire 7 to 10 years from date of grant. As of January 31, 2009, there were 12,638,397 shares of common stock available for issuance pursuant to future stock option grants.

The fair value of each stock option granted is estimated on the grant date using the Black-Scholes ("Black Scholes") option valuation model. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and the Company's experience. These options are expensed on a straight-line basis over the vesting period, which is considered to be the requisite service period. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated at the date of grant based on the Company's historical experience and future expectations.

The fair value of stock-based awards to employees is estimated on the date of grant using the Black Scholes valuation with the following weighted average assumptions:

Black-Scholes Valuation Assumptions [1]	Employee Stock Options			Employee Stock Purchase Plan		
	2008	2007	2006	**2008**	2007	2006
Expected life (years) [2]	5.51	5.29	5.29	0.5	0.5	0.5
Expected volatility [3]	35.89%-41.80%	36.08%-37.39%	37%-39%	53.93%-88.03%	25.66%-39.19%	24%-32%
Weighted average volatility	36.34%	36.96%	38.79%	67.26%	34.29%	28.44%
Risk-free interest rate [4]	2.01%-3.51%	3.39%-4.94%	4.44%-4.97%	0.28%-2.13%	3.32%-5.02%	5.09%-5.31%
Expected dividend yield	—	—	—	—	—	—
Weighted average grant date fair values	$ 10.26	$ 11.45	$ 8.34	$ 3.75	$ 6.87	$ 5.12

[1] This table excludes valuation assumptions related to the assumption of outstanding Golf Galaxy options by Dick's in conjunction with the acquisition of Golf Galaxy on February 13, 2007.

[2] The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior.

[3] Expected volatility is based on the historical volatility of the Company's common stock.

[4] The risk-free interest rate is based on the implied yield available on U.S. Treasury constant maturity interest rates whose term is consistent with the expected life of the stock options.

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience.

The stock option activity from January 28, 2006, through January 31, 2009 is presented in the following table:

	Shares Subject to Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, January 28, 2006	23,278,774	$ 7.66	8.72	$ 249,432
Granted	2,756,916	19.61		
Exercised	(5,371,716)	4.30		
Forfeited / Expired	(1,031,146)	14.86		
Outstanding, February 3, 2007	19,632,828	$ 9.88	6.64	$ 324,610
Granted	5,324,866	25.86		
Exercised	(4,769,933)	6.34		
Forfeited / Expired	(911,316)	20.62		
Outstanding, February 2, 2008	19,276,445	$ 14.66	6.35	$ 352,494
Granted	795,455	26.96		
Exercised	(686,905)	10.56		
Forfeited / Expired	(761,560)	23.23		
Outstanding, January 31, 2009	**18,623,435**	**$ 14.99**	**5.43**	**$ 37,135**
Exercisable, January 31, 2009	**14,047,827**	**$ 11.62**	**4.71**	**$ 37,125**

The aggregate intrinsic value in the table above is based on the Company's closing stock prices for the last business day of the period indicated. The total intrinsic value for stock options exercised for 2008, 2007 and 2006 was $8.5 million, $107.0 million and $106.9 million, respectively. The total fair value of options vested for 2008, 2007 and 2006 was $23.9 million, $38.1 million and $26.2 million, respectively. The nonvested stock option activity for the year ended January 31, 2009 is presented in the following table:

	Shares	Weighted Average Fair Value
Nonvested, February 2, 2008	7,075,779	$ 10.40
Granted	795,455	10.26
Vested	(2,787,477)	8.56
Forfeited	(508,149)	10.51
Nonvested, January 31, 2009	**4,575,608**	**$ 11.48**

As of January 31, 2009, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $30.4 million, which is expected to be recognized over a weighted average period of approximately 2.20 years.

The Company issues new shares of common stock upon exercise of stock options.

Additional information regarding options outstanding as of January 31, 2009, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.54–$1.08	758,963	2.12	$ 0.87	758,963	$ 0.87
$3.00–$5.24	3,548,000	3.73	3.20	3,548,000	3.20
$6.74–$10.37	918,154	3.67	9.14	908,356	9.13
$11.11–$16.91	5,399,202	4.86	11.95	5,305,826	11.89
$17.34–$26.01	3,545,067	6.82	19.21	2,057,012	18.85
$26.77–$33.40	4,454,049	7.28	28.34	1,469,670	27.99
$0.54–$33.40	**18,623,435**	**5.43**	**$ 14.99**	**14,047,827**	**$ 11.62**

Restricted Stock - Beginning in fiscal 2007, the Company issued shares of restricted stock to eligible employees, subject to forfeiture until the end of an applicable vesting period, which is determined based on the employee's continuing employment. The awards generally vest on the third anniversary of the date of grant.

The restricted stock activity from February 3, 2007, through January 31, 2009 is presented in the following table:

	Shares	Weighted Average Grant Date Fair Value
Nonvested, February 3, 2007	—	$ —
Granted	300,000	26.01
Vested	—	—
Forfeited / Expired	—	—
Nonvested, February 2, 2008	300,000	$ 26.01
Granted	413,843	27.39
Vested	(150,000)	26.01
Forfeited / Expired	(190,381)	26.40
Nonvested, January 31, 2009	**373,462**	**$ 27.33**

As of January 31, 2009, total unrecognized stock-based compensation expense related to nonvested shares of restricted stock was approximately $7.6 million, before income taxes, which is expected to be recognized over a weighted average period of approximately 2.14 years.

Effective July 18, 2008, two executives at the Company's Golf Galaxy subsidiary stepped down from their positions. Stock options granted to these executives exercisable for up to 630,000 shares of the Company's common stock at an exercise price of $27.30 per share and all stock options previously granted to these executives that were exercisable for Golf Galaxy common stock (converted to options exercisable for Company's common stock as a result of the acquisition of Golf Galaxy by the Company) became fully vested upon their departure. The 150,000 shares of restricted common stock granted to these executives on February 13, 2007 that were to vest based only on the passage of time also became fully vested. The executives forfeited any rights to an additional 150,000 shares of restricted common stock granted to them on February 13, 2007 that were to vest based on the attainment of certain performance metrics. The accelerated vesting of these stock options and restricted stock net of the reversal of previously recognized compensation expense for these individuals resulted in a pre-tax charge of $0.5 million, which is recorded in merger and integration costs on the Consolidated Statements of Operations.

Employee Stock Purchase Plan – The Company has an employee stock purchase plan, which provides that eligible employees may purchase shares of the Company's common stock. There are two offering periods in a fiscal year, one ending on June 30 and the other on December 31, or as otherwise determined by the Company's compensation committee. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the semi-annual offering period. Employees may purchase shares having a fair market value of up to $25,000 for all purchases ending within the same calendar year. The total number of shares issuable under the plan is 4,620,000. There were 380,438 and 204,955 shares issued under the plan during fiscal 2008 and 2007, respectively, leaving 1,050,397 shares available for future issuance. The fiscal 2008 shares were issued at an average price of $13.60.

Common Stock, Class B Common Stock and Preferred Stock – During fiscal 2004, the Company filed an amendment to its Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock, par value $0.01 per share from 100,000,000 to 200,000,000 and Class B common stock, par value $0.01 per share from 20,000,000 to 40,000,000. In addition, the Company's corporate charter provides for the authorization of the issuance of up to 5,000,000 shares of preferred stock.

The holders of common stock generally have rights identical to holders of Class B common stock, except that holders of common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. A related party and relatives of the related party hold all of the Class B common stock. These shares can only be held by members of this group and are not publicly tradable. Each share of Class B common stock can be converted into one share common stock at the holder's option.

12. Income Taxes

The components of the provision for income taxes are as follows:

(In thousands)	**2008**	2007	2006
Current:			
Federal	$ 88,874	$ 118,305	$ 62,573
State	13,899	16,882	11,247
	102,773	135,187	73,820
Deferred:			
Federal	(42,105)	(28,983)	631
State	(3,801)	(3,713)	623
	(45,906)	(32,696)	1,254
Total provision	**$ 56,867**	**$ 102,491**	**$ 75,074**

The provision for income taxes differs from the amounts computed by applying the federal statutory rate as follows for the following periods:

	2008	2007	2006
Federal statutory rate	35.0%	35.0%	35.0%
State tax, net of federal benefit	3.7%	3.6%	4.2%
Non-deductible compensation	12.8%	0.0%	0.0%
Goodwill impairment	208.4%	0.0%	0.0%
Other permanent items	1.3%	1.2%	0.8%
Effective income tax rate	**261.2%**	**39.8%**	**40.0%**

The 2008 effective income tax rate includes $2.5 million of non-deductible executive separation costs resulting from the departure of certain executive officers of Golf Galaxy and the impairment of non-deductible goodwill related to the 2007 acquisition of Golf Galaxy.

Components of deferred tax assets (liabilities) consist of the following as of the fiscal periods ended:

(In thousands)	**2008**	2007
Store-closing expense	$ 16,769	$ 10,605
Stock-based compensation	22,161	15,760
Employee benefits	11,791	6,527
Other accrued expenses not currently deductible for tax purposes	3,664	2,252
Deferred rent	21,434	16,117
Insurance	1,891	2,753
Gift cards	7,176	5,704
Deferred revenue currently taxable	4,651	4,148
Non-Income based tax reserves	3,055	2,787
Uncertain income tax positions	2,723	3,896
Property and equipment	11,401	279
Net operating loss carryforwards	742	1,740
Total deferred tax assets	107,458	72,568
Inventory	(20,932)	(17,525)
Intangibles	(8,196)	(28,963)
Total deferred tax liabilities	(29,128)	(46,488)
Net deferred tax asset	**$ 78,330**	**$ 26,080**

The deferred tax asset from tax loss carryforwards of $0.7 million represents approximately $15.6 million of state net operating loss carryforwards, of which $0.9 million expires in the next ten years. The remaining $14.7 million expires between 2019 and 2026. In 2008, of the $78.3 million net deferred tax asset, $10.6 million is recorded in current assets and $67.7 million is recorded in other long-term assets in the Consolidated Balance Sheets. In 2007, of the $26.1 million net deferred tax asset, $19.7 million is recorded in current assets and $6.4 million is recorded in other long term assets in the Consolidated Balance Sheets.

As of January 31, 2009, the total liability for uncertain tax positions, including related interest and penalties, was approximately $9.3 million. The following table represents a reconciliation of the Company's total unrecognized tax benefits balances, excluding interest and penalties for the year ended January 31, 2009:

(In thousands)	2008	2007
Beginning of year	$ 9,715	$ 10,342
Increases as a result of tax positions taken in a prior period	1,303	1,721
Decreases as a result of tax positions taken in a prior period	(2,627)	(1,527)
Increases as a result of tax positions taken in the current period	1,188	1,473
Decreases as a result of settlements during the current period	(1,545)	(2,190)
Reductions as a result of a lapse of statute of limitations during the current period	(205)	(104)
End of year	**$ 7,829**	**$ 9,715**

The entire $7.8 million in unrecognized tax benefits, excluding interest and penalties, would impact our effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of January 31, 2009, the liability for uncertain tax positions included $1.5 million for the accrual of interest and penalties. During the years ended January 31, 2009 and February 2, 2008, the Company recorded interest and penalties in its Consolidated Statements of Operations of $0.7 million and $0.9 million, respectively. The Company has federal, state and local examinations currently ongoing. It is possible that these examinations may be resolved within 12 months. Due to the potential for resolution of these examinations, and the expiration of various statutes of limitation, it is reasonably possible that $2.1 million of the Company's gross unrecognized tax benefits at January 31, 2009 could be recognized within the next 12 months. The Company does not anticipate that changes in its unrecognized tax benefits will have a material impact on the Consolidated Statements of Operations during fiscal 2009.

The tax years 2004–2007 remain open to examination by the major taxing jurisdictions to which we are subject. The Internal Revenue Service examination for tax years 2004–2005 is open and currently is expected to close in 2009. Management does not anticipate any potential settlement to result in a material change to the company's financial position.

13. Interest Expense, Net

Interest expense, net is comprised of the following:

(In thousands)	2008	2007	2006
Interest expense	$ 11,104	$ 12,856	$ 10,836
Interest income	(141)	(1,566)	(811)
Interest expense, net	**$ 10,963**	**$ 11,290**	**$ 10,025**

14. Earnings per Common Share

The computation of basic earnings per share is based on the number of weighted average common shares outstanding during the period. The computation of diluted earnings per share is based upon the weighted average number of shares outstanding plus the incremental shares that would be outstanding assuming exercise of dilutive stock options. The number of incremental shares from the assumed exercise of stock options is calculated by applying the treasury stock method. The aggregate common shares, totaling 8,776,048, that the Company could be obligated to issue upon conversion of our $172.5 million issue price of senior convertible notes was excluded from the calculations for fiscal 2008, 2007 and 2006. The computations for basic and diluted earnings per share are as follows:

Fiscal Year Ended *(In thousands, except per share data)*	**2008**	2007	2006
Earnings per common share – Basic:			
Net (loss) income	$ (35,094)	$ 155,036	$ 112,611
Weighted average common shares outstanding	111,662	109,383	102,512
(Loss) earnings per common share	$ (0.31)	$ 1.42	$ 1.10
Earnings per common share – Diluted:			
Net (loss) income	$ (35,094)	$ 155,036	$ 112,611
Weighted average common shares outstanding – Basic	111,662	109,383	102,512
Stock options, restricted stock and warrants	—	7,121	8,278
Weighted average common shares outstanding – Diluted	111,662	116,504	110,790
(Loss) earnings per common share	$ (0.31)	$ 1.33	$ 1.02

Due to the net loss for fiscal 2008, 19.0 million shares were excluded from the calculation of diluted loss per share, as these shares were anti-dilutive. Additionally, potential dilutive shares are excluded from the computation of earnings per share if their effect is anti-dilutive. Anti-dilutive shares totaled 4.5 million and 0.4 million for fiscal 2007 and 2006, respectively.

15. Investments

In April 2001, the Company entered into an Internet commerce agreement with GSI. Under the terms of this 10-year agreement, GSI is responsible for all financial and operational aspects of the Internet site, which operates under the domain name "DicksSportingGoods.com," which name has been licensed to GSI by the Company. The Company and GSI entered into a royalty arrangement that permitted the Company, at its election, to purchase an equity ownership in GSI at a price that was less than the GSI market value per share in lieu of royalties until Internet sales reached a predefined amount. The equity ownership consists of unregistered common stock of GSI and warrants to purchase unregistered common stock of GSI (see Note 1). The Company recognized the difference between the fair value of the GSI stock and its cost as deferred revenue. In August 2008, the Company amended its agreement with GSI that among other things, extended the term of the agreement to February 1, 2024. The deferred revenue is being amortized through the term of the amended agreement. Deferred revenue at January 31, 2009 and February 2, 2008 was $1.1 million and $1.5 million, respectively. In total, the number of shares the Company holds represents less than 5% of GSI's outstanding common stock.

16. Retirement Savings Plans

The Company's retirement savings plan, established pursuant to Section 401(k) of the Internal Revenue Code, covers regular status full-time hourly and salaried employees as of their date of hire and part-time regular employees once they work 1,000 hours or more in a year and have attained 21 years of age. Under the terms of the retirement savings plan, the Company provides a discretionary matching contribution which has typically been equal to 50% of each participant's contribution up to 10% of the participant's compensation, and may make an additional discretionary matching contribution. Total expense recorded under the plan was $4.1 million, $5.0 million and $3.0 million for fiscal 2008, 2007 and 2006, respectively.

We have non-qualified deferred compensation plans for highly compensated employees whose contributions are limited under qualified defined contribution plans. Amounts contributed and deferred under the deferred compensation plans are credited or charged with the performance of investment options offered under the plans and elected by the participants. In the event of bankruptcy, the assets of these plans are available to satisfy the claims of general creditors. The liability for compensation deferred under the Company's plans was $8.1 million and $1.8 million at January 31, 2009, and February 2, 2008, respectively, and is included in long-term liabilities. Total expense recorded under these plans was $0.5 million, $5.5 million and $0.1 million for fiscal 2008, 2007 and 2006, respectively.

17. Commitments and Contingencies

The Company enters into licensing agreements for the exclusive or preferential rights to use certain trademarks extending through 2020. Under specific agreements, the Company is obligated to pay annual guaranteed minimum royalties. The aggregate amount of required payments at January 31, 2009 is as follows:

Fiscal Year *(In thousands)*	
2009	$ 9,456
2010	10,790
2011	12,115
2012	14,935
2013	5,396
Thereafter	35,248
	$ 87,940

Also, the Company is required to pay additional royalties when the royalties that are based on the qualified purchases or retail sales (depending on the agreement) exceed the guaranteed minimum. The aggregate payments made under these agreements requiring minimum guaranteed contractual amounts were $9.7 million, $1.9 million and $0.7 million during fiscal 2008, 2007 and 2006, respectively.

The Company also has certain naming rights, marketing, and other commitments extending through 2026 of $94.5 million. Payments under these commitments were $25.2 million for the 52 weeks ended January 31, 2009. Payments under these commitments are scheduled to be made as follows: 2009, $29.6 million; 2010, $11.7 million; 2011, $5.7 million; 2012, $6.0 million; 2013, $3.2 million; thereafter, $38.3 million.

During fiscal 2008, the Company entered into a lease agreement for a new corporate headquarters building that it expects to occupy beginning in February 2010. The Company expects this lease to be classified as a capital lease obligation. Payments scheduled to be made under this lease agreement are $12.1 million annually in 2010 through 2013. Scheduled payments thereafter total $272.5 million through February 2035.

The Company is involved in legal proceedings incidental to the normal conduct of its business. Although the outcome of any pending legal proceedings cannot be predicted with certainty, management believes that adequate insurance coverage is maintained and that the ultimate resolution of these matters will not have a material adverse effect on the Company's liquidity, financial position or results of operations.

18. Fair Value Measurements

The Company adopted SFAS 157 as of February 3, 2008 for its financial assets and liabilities. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS 157 outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures and prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Financial assets measured at fair value as of January 31, 2009 are set forth in the table below:

Description	Level 1	Level 2	Level 3
Assets:			
Unregistered common stock of GSI Commerce (see Note 15)	$ 2,629	$ —	$ —
Deferred compensation plan assets held in trust (see Note 16)	8,065	—	—
Total assets	**$ 10,694**	**$ —**	**$ —**

19. Subsequent Event

As of February 18, 2009, the Company received notice from the holders of its senior convertible notes issued in February 2004 who exercised their right to cause the Company to purchase their notes outstanding on February 18, 2009 at a price equal to the sum of the issuance price plus accrued original issue discount of such notes on the redemption date ($676.25 per note). The Company had $172.5 million aggregate principal amount of such notes outstanding at January 31, 2009. On February 18, 2009, the Company purchased $172.4 million of these notes. The Company used availability under its Credit Agreement to fund the redemption.

20. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information in fiscal years 2008 and 2007 is as follows:

(In thousands, except earnings (loss) per share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008				
Net sales	$ 912,112	$ 1,086,294	$ 924,191	$ 1,207,531
Gross profit	259,106	319,658	253,100	352,183
Income (loss) from operations [2]	34,218	75,431	13,602	(92,872)
Net income (loss)	20,775	41,115	7,393	(104,377)[1]
Net earnings (loss) per share:				
Basic [2]	$ 0.19	$ 0.37	$ 0.07	$ (0.93)
Diluted [2]	$ 0.18	$ 0.35	$ 0.06	$ (0.93)
Weighted average number of shares of common stock outstanding:				
Basic	111,216	111,483	111,906	112,115
Diluted	117,295	116,806	116,774	112,115
Fiscal 2007				
Net sales [2]	$ 823,553	$ 1,013,421	$ 838,831	$ 1,212,615
Gross profit	244,419	298,660	238,663	376,320
Income from operations	39,291	83,194	21,682	124,650
Net income [2]	21,701	47,930	12,233	73,171
Net earnings per share:				
Basic [2]	$ 0.20	$ 0.44	$ 0.11	$ 0.66
Diluted [2]	$ 0.19	$ 0.41	$ 0.10	$ 0.62
Weighted average number of shares of common stock outstanding:				
Basic	107,098	108,580	110,804	111,033
Diluted	114,442	115,528	118,305	117,721

[1] The net loss in the fourth quarter of 2008 includes non-cash impairment charges of $193.4 million.

[2] Quarterly results for fiscal 2008 and 2007 do not add to full year results due to rounding.

Reconciliation of Non-GAAP Financial Measures

This Annual Report to Stockholders contains certain non-GAAP financial information. The adjusted financial information is considered non-GAAP and is not preferable to GAAP financial information; however, the Company believes this information provides additional measures of performance that the Company's management and investors can use to compare core, operating results between reporting periods. The Company has provided reconciliations below for EBITDA, ROIC, net income and earnings per share adjusted for merger and integration costs, non-cash impairment charges and the gain on sale of asset.

EBITDA

EBITDA should not be considered as an alternative to net income or any other generally accepted accounting prinviples measure of performance or liquidity. EBITDA, as the Company has calculated it, may not be comparable to similarly titled measures reported by other companies. EBITDA is a key metric used by the Company that provides a measurement of profitability that eliminates the effect of changes resulting from financial decisions, tax regulations, and capital investments.

EBITDA *(Dollars in thousands)*	2008	2008 Adjusted	2007	2006
Net (loss) income	$ (35,094)	$ 137,495	$ 155,036	$ 112,611
Provision for income taxes	56,867	91,149	102,491	75,074
Interest expense, net	10,963	10,963	11,290	10,025
Depreciation and amortization	90,732	88,340	75,052	54,929
EBITDA	**$ 123,468**	**$ 327,947**	**$ 343,869**	**$ 252,639**
GAAP EBITDA % increase over Prior Year		(64%)	36%	
Adjusted EBITDA % increase over Prior Year		(5%)		

EBITDA Fiscal 2008 (Adjusted) [1]	Fiscal 2008	Add: Merger and integration costs	Add: Non-cash impairment charges	Less: Gain on sale of asset	Results adjusted for merger and integration costs, gain on sale of asset and non-cash impairment charges
Net (loss) income	$ (35,094)	$ 12,341	$ 161,662	$ 1,414	$ 137,495
Provision for income taxes	56,867	3,536	31,688	942	91,149
Interest expense, net	10,963	—	—	—	10,963
Depreciation and amortization	90,732	(2,392)	—	—	88,340
EBITDA	**$ 123,468**	**$ 13,485**	**$ 193,350**	**$ 2,356**	**$ 327,947**

[1] Presents EBITDA adjusted for merger and integration costs, non-cash impairment charges and gain on sale of asset.

Return On Invested Capital (ROIC)

(Dollars in thousands)	**2008**	2007	2006	2005	2004	2003
Net (loss) income	$ (35,094)	$ 155,036	$ 112,611	$ 72,980	$ 68,905	$ 52,408
Impairment of goodwill and other intangible assets, after tax	143,888	—	—	—	—	—
Impairment of store assets, after tax	17,774	—	—	—	—	—
Merger integration and store closing costs, after tax	12,341	—	—	22,674	12,202	—
Gain on sale of asset, after tax	(1,414)	—	—	—	—	—
Gain on sale of non cash investment, after tax	—	—	—	(1,106)	(6,589)	(2,122)
Adjusted net income	137,495	155,036	112,611	94,548	74,518	50,286
Net Income for ROIC Calculation	137,495	155,036	112,611	94,548	74,518	50,286
Interest expense, net, after tax	6,578	6,797	6,015	7,775	4,805	1,099
Rent expense, net, after tax	191,538	161,045	123,473	117,801	86,369	58,232
Net Income for ROIC after adjustments (numerator)	$ 335,611	$ 322,878	$ 242,099	$ 220,124	$ 165,692	$ 109,617
Total stockholders' equity	$ 895,582	$ 888,520	$ 620,550	$ 414,793	$ 313,667	$ 240,894
Total debt	181,864	181,435	181,017	181,201	258,004	3,916
Operating leases capitalized at 8x annual rent expense	2,553,843	2,140,138	1,646,311	1,570,680	1,151,587	776,427
Total debt and operating leases capitalized at 8x annual rent expense	2,735,707	2,321,573	1,827,328	1,751,881	1,409,591	780,343
Total capital (total stockholders' equity + total debt and operating leases capitalized at 8x annual rent expense)	3,631,289	3,210,093	2,447,878	2,166,674	1,723,258	1,021,237
Average total capital (denominator) [1]	$ 3,420,691	$ 2,828,985	$ 2,307,276	$ 1,944,966	$ 1,372,247	$ 921,812
ROIC	**9.8%**	**11.4%**	**10.5%**	**11.3%**	**12.1%**	**11.9%**
ROIC using GAAP amounts [2]	4.8%	11.4%	10.5%	10.2%	11.7%	12.1%

[1] Average total capital is calculated as the sum of the current and prior year ending total capital divided by two.

[2] ROIC using GAAP amounts was derived as the quotient of GAAP Net Income for ROIC not adjusted (numerator) and average total capital.

Non-GAAP Net Income and Earnings Per Share Reconciliation

Fiscal 2008 Year Ended January 31, 2009 *(In thousands, except per share data)*	As Reported	Merger and Integration Costs	Impairment Charges	Non-GAAP Pro-forma Total
Net sales	$ 4,130,128	$ —	$ —	$ 4,130,128
Cost of goods sold, including occupancy and distribution costs	2,946,079	—	—	2,946,079
Gross profit	1,184,049	—	—	1,184,049
Selling, general and administrative expenses	928,170	—	—	928,170
Impairment of goodwill and other intangible assets	164,255	—	(164,255)	
Impairment of store assets	29,095	—	(29,095)	—
Merger and integration costs	15,877	(15,877)	—	—
Pre-opening expenses	16,272	—	—	16,272
Income from operations	30,380	15,877	193,350	239,607
Gain on sale of asset	(2,356)	—	—	(2,356)
Interest expense, net	10,963	—	—	10,963
Income before income taxes	21,773	15,877	193,350	231,000
Provision for income taxes, excluding tax impact of non-deductible executive separation costs	54,362	(6,041)	(31,688)	92,091
Tax impact of non-deductible executive separation costs	2,505	2,505	—	—
Provision for income taxes	56,867	(3,536)	(31,688)	92,091
Net income (loss)	**$ (35,094)**	**$ 12,341**	**$ 161,662**	**$ 138,909**
Earnings (loss) per common share:				
Basic	$ (0.31)			$ 1.24
Diluted	$ (0.31)			$ 1.19
Weighted average common shares outstanding:				
Basic	111,662			111,662
Diluted	111,662			116,650

Notes:

[1] Costs related to the Golf Galaxy and Chick's Sporting Goods integration total $18.4 million, which includes $15.9 million of pre tax "merger and integration costs" and $2.5 million included in the Company's provision for income taxes reflecting the "tax impact of non-deductible executive separation costs." The net income impact of merger and integration costs equals $12.3 million, which includes $9.8 million for the after tax amount of "merger and integration costs" and the $2.5 million included in the Company's provision for income taxes reflecting the "tax impact of non-deductible executive separation costs."

[2] Due to the net loss, as reported diluted earnings per share is calculated using basic weighted average common shares outstanding.

[3] The goodwill impairment charge of $111,312 is not deductible for tax purposes.

Comparison of Cumulative Total Returns

The following graph compares the performance of the Company's common stock with the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"), the S&P Specialty Retail Index, and Hibbett Sports (NASDAQ: HIBB) for the periods indicated below. The graph assumes that $100 was invested on October 15, 2002 in the Company's common stock, the S&P 500, the S&P Specialty Retail Index and Hibbett Sports and that all dividends were reinvested.


INDEX
1100
1000
900
800
700
600
500
400
300
200
100
0
15-Oct-02
31-Jan-03
2-May-03
1-Aug-03
31-Oct-03
30-Jan-04
30-Apr-04
30-Jul-04
29-Oct-04
29-Jan-05
29-Apr-05
29-Jul-05
28-Oct-05
28-Jan-06
28-Apr-06
28-Jul-06
27-Oct-06
3-Feb-07
5-May-07
4-Aug-07
3-Nov-07
2-Feb-08
3-May-08
2-Aug-08
1-Nov-08
31-Jan-09
Dick's Sporting Goods (DKS)
Hibbett Sports (HIBB)
S&P Specialty Retail Index
S&P 500

The stock performance graph is not necessarily indicative of future performance.

Corporate and Stockholder Information

Corporate Office

300 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
724-273-3400

The Dick's Sporting Goods Website

www.dickssportinggoods.com

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

Common Stock

The shares of Dick's Sporting Goods, Inc. common stock are listed and traded on the New York Stock Exchange (NYSE), under the symbol "DKS." The shares of the Company's Class B common stock are neither listed nor traded on any stock exchange or other market.

The number of holders of record of shares of the Company's common stock and Class B common stock as of April 6, 2009 was 214 and 7 respectively.

Quarterly Stock Price Range

Set forth below, for the applicable periods indicated, are the high and low closing sales prices per share of the Company's common stock as reported by the NYSE.

2008 Fiscal Quarter Ended	High	Low
May 3, 2008	$ 33.40	$ 24.64
August 2, 2008	$ 29.52	$ 15.65
November 1, 2008	$ 23.97	$ 13.11
January 31, 2009	$ 16.36	$ 9.56

2007 Fiscal Quarter Ended	High	Low
May 5, 2007	$ 29.54	$ 24.67
August 4, 2007	$ 29.53	$ 25.11
November 3, 2007	$ 35.84	$ 26.36
February 2, 2008	$ 32.93	$ 25.74

Note: The closing prices have been adjusted for the two-for-one stock split in the form of a stock dividend, which became effective October 19, 2007.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit agreement restricts our ability to pay dividends.

Non-GAAP Financial Measures

For any non-GAAP financial measures used in this report, see pages 72–74 for a presentation of the most directly comparable GAAP financial measure and a quantitative reconciliation to that GAAP financial measure.

Annual Meeting

June 3rd at 1:30 p.m.
Hyatt Regency
1111 Airport Boulevard
Pittsburgh, PA

Form 10-K

A Form 10-K is available without charge online at www.dickssportinggoods.com/investors, e-mail at investors@dcsg.com or through www.sec.gov.

It is also available upon request to:
Investor Relations
300 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
724-273-3400

Management Certifications

On June 17, 2008, in accordance with Section 3.03A.12(a) of the New York Stock Exchange Listed Company Manual, our Chief Executive Officer submitted a certification to the NYSE stating that he was not aware of any violations by Dick's Sporting Goods, Inc. of the NYSE's Corporate Governance listing standards as of that date.

The certifications required by Section 302 of the Sarbanes-Oxley Act with respect to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009 have been filed with the Securities and Exchange Commission as Exhibits 31.1 and 31.2 thereto.





2008 CORPORATE OFFICERS

Edward W. Stack
Chairman, Chief Executive Officer & President

Jeffrey R. Hennion
Executive Vice President & Chief Marketing Officer

Timothy E. Kullman
Executive Vice President, Finance, Administration & Chief Financial Officer

Gwendolyn K. Manto
Executive Vice President & Chief Merchandising Officer

Joseph H. Schmidt
Executive Vice President of Operations & Chief Operating Officer

Lee J. Belitsky
Senior Vice President – Distribution & Transportation

Diane E. Lazzaris
Senior Vice President – Legal, General Counsel & Corporate Secretary

Matthew J. Lynch
Senior Vice President & Chief Information Officer

Kathryn L. Sutter
Senior Vice President – Human Resources

BOARD OF DIRECTORS

Edward W. Stack
Director since 1984
Chairman, CEO & President
Dick's Sporting Goods, Inc.

William J. Colombo
Director since 2002
Vice Chairman
Dick's Sporting Goods, Inc.

Emanuel Chirico
Director since 2003
Chairman & Chief Executive Officer
Phillips-Van Heusen Corporation

Brian J. Dunn
Director since 2007
President & Chief Operating Officer
Best Buy Co., Inc.

David I. Fuente
Director since 1993
Previous Chairman of the Board & Chief Executive Officer
Office Depot, Inc.

Walter Rossi
Director since 1993
Previous Chairman of the Retail Group at Phillips-Van Heusen Corporation & Chairman & Chief Executive Officer of Mervyn's

Lawrence J. Schorr
Director since 1985
Chief Executive Officer, Boltaron Performance Products, LLC & Former Co-Managing Partner of Levene, Gouldin & Thompson, LLP

Larry D. Stone
Director since 2007
President & Chief Operating Officer
Lowe's Companies, Inc.

Design: Mizrahi, Inc. www.mizrahionline.com


717
EVERY SEASON STARTS AT
DICK'S
SPORTING GOODS®
DICK'S SPORTING GOODS, INC.
300 Industry Drive RIDC Park West Pittsburgh, PA 15275 724-273-3400 www.dickssportinggoods.com